

SIEBERT

Siebert Financial Corp. • 2003 Annual Report

Siebert Financial Corp. ("the Company") is a holding company conducting retail discount brokerage and municipal and corporate investment banking throughout the country. The Company's retail discount brokerage business is conducted through its wholly-owned subsidiary, Muriel Siebert & Co., Inc. ("Siebert"), which has seven offices. Siebert, through its Retail division, provides discount brokerage and related services to its retail investor accounts via branch offices, telephone, the Internet and wireless devices. Through its Capital Markets division, Siebert offers institutional clients equity execution services on an agency basis as well as equity and fixed income underwriting and investment banking services. Through Women's Financial Network, Inc., a wholly-owned subsidiary, the Company offers financial products and financial education predominantly to women investors.

Muriel F. Siebert, the first woman member of the New York Stock Exchange, is the Chairwoman and President of the Company and, as of April 2004, owns approximately 90% of the outstanding Common Stock of the Company. The Company believes that it is the largest Woman-Owned Business Enterprise ("WBE") that is a New York Stock Exchange member in the capital markets business in the country. Moreover, the Company believes it is also the largest Minority and Women's Business Enterprise ("MWBE") in the tax exempt underwriting business in the country through Siebert's 49%-owned affiliate, Siebert Brandford Shank & Co., L.L.C.

Siebert was incorporated on June 13, 1969, under the laws of the State of Delaware. The principal executive offices of the Company and Siebert are located at 885 Third Avenue, 17th Floor, New York, NY 10022. The telephone number is (212) 644-2400. The Web site is located at www.siebertnet.com.



May 2004

Dear Fellow Shareholders:

The economy continues to display consistent signs of sustained growth as evidenced by positive momentum in key economic indicators and stock market activity. Moreover, investor confidence seems to be improving although many investors remain on the sidelines due to prior years of market weakness, reports of corporate wrongdoing and continued geo-political concerns.

Financial Performance

Your Company's 2002 net loss was reversed to a small 2003 net gain due to a combination of events which included improved economic conditions, greater operating efficiencies and the reduction of expenses associated with the termination of the Intuit Strategic Alliance. Year-end 2003 net income was $123,000 or $0.01 per share on revenues of $24.7 million, up from a net loss of $1.6 million or $0.07 per share on 2002 revenues of $24.1 million. This trend in net gain continued in the first quarter of 2004.

During 2002, charges to operations of $4.7 million related to the Strategic Alliance were the major factor in Siebert Financial Corp.'s $1.6 million loss, its first annual loss since becoming a public corporation in 1996. Substantial reductions in monthly expenses were achieved by your Company's decision to end the Strategic Alliance between Siebert and Intuit Inc. Such reductions primarily related to maintaining a separate Web site and clearing relationship for *Quicken® Brokerage powered by Siebert* clients. Most of the accounts were converted in December 2003 to SiebertNet, Siebert's top-ranked online investing platform.

In September 2003, Siebert announced that it had filed a lawsuit in New York Supreme Court against Intuit seeking compensatory and punitive damages of at least $44.4 million for breach of contract, breach of fiduciary duty, misrepresentation and other claims relating to the Strategic Alliance. A motion by Intuit to stay the lawsuit and require that the dispute be submitted to arbitration was denied in January 2004. Intuit has moved to reargue the Court's Decision, and Siebert is awaiting a decision on the reargument motion. Such lawsuit is the first of its kind to ever be filed by Siebert in the history of the Company.

Acquisitions

As the economy began to improve, we took a conservative approach and continued our long-term strategy of growth by acquisition. In the past two years, Siebert has acquired the accounts of three South Florida discount brokers. These accounts, and those of the former *Quicken Brokerage powered by Siebert*, were converted in the fourth quarter of 2003 from clearing through Pershing LLC to clearing through National Financial Services, LLC (NFS), a Fidelity Investments company and our primary clearing firm for the past 12 years. In early 2004, we completed the acquisition of certain accounts of Wall Street Discount Corporation. We continue to evaluate the marketplace for appropriate potential opportunities.

Municipal Underwriting

Siebert Brandford Shank & Co., L.L.C. (SBS), Siebert's 49 percent-owned affiliate, grew revenues to $14.6 million from $13.2 million in 2002. Earnings increased to $3.9 million, up from $3.6 million the prior year. At year-end, SBS ranked first among senior-managing municipal bond underwriters based on an average deal size of $125.85 million. SBS has ranked in the top 20 senior managing municipal bond underwriters for the past three years and is also the nation's largest woman and minority-owned senior managing municipal bond underwriter. In 2003, SBS served as lead manager of over $2.5 billion of negotiated new issues and co-manager of over $62 billion, including issues for the states of California, Texas, Washington, Ohio and Michigan, and the cities of Chicago, Detroit, Los Angeles, Houston, Dallas, Denver and St. Louis. It is important to note that Siebert only reports in its financial statement on its 49% share of the profit or loss of SBS.

Retail Brokerage Services

Your Company's discount brokerage business continues to receive accolades and top ratings from respected independent authorities. Siebert is the only broker to rank in *SmartMoney's* top three discount brokers for the past six years, and has consistently ranked in *Kiplinger's* top three. In 2004, SiebertNet received its third consecutive four-star rating in *Barron's* annual Online Brokers Survey. These honors recognize the success of our customer-focused approach.

Siebert provides extremely sophisticated services for our customers. In 2003, we enhanced our SiebertNet online brokerage service with the following customer conveniences: tax lot trading of equities, mutual funds and options; automated cost basis with real-time unrealized gains/losses; online trade confirmations; and intraday history. We added more free automated third-party research and analytic tools, and additional e-mail and wireless services.

Unlike many competitors, we have not raised commissions or imposed fees for inactivity, order-handling or limit orders. We have maintained our strategy of offering quality personal service and the full range of discount brokerage products and services at a fair price – including many products and services that our competitors do not offer at higher prices.

The retail investing public values our ability to work large and sensitive orders on the floor of the New York Stock Exchange and on NASDAQ, to manage complex and advanced options strategies, and to direct their orders to their preferred market center. Additionally, investors value the fact that we are not affiliated with any large institution or market maker. We remain committed to obtaining the best price execution for our customers. The combination of these characteristics continues to set us apart from our competition.

Institutional Brokerage and Capital Markets

In addition to targeting individual investors through our retail brokerage services, our Siebert Capital Markets division (SCM) provides high-quality brokerage services to both institutional investors and issuers of equity and fixed income securities. SCM has acted as a co-manager, underwriter, and selling group member on a full spectrum of new issue offerings from corporations and federal agencies. Additionally, SCM actively participates in corporate share buy back programs and offers institutional brokerage execution services to some of the nation's largest investment managers, corporations, public retirement systems, private institutions, and to high net worth individuals. Recent improvements in general economic conditions and domestic U.S. securities markets are enabling us to actively explore opportunities to expand both our institutional equity trading and corporate securities underwriting activities. This will be an important part of our strategy for the Company going forward.

Excess SIPC Account Protection

Last year, the insurance underwriters that had previously been providing brokers and investors with excess SIPC protection for customer assets held in a brokerage account, announced that they would be discontinuing this coverage. Siebert, through its clearing relationship with NFS, enjoys an advantage in today's marketplace as one of the few leading discount brokers that continues to provide its customers with unlimited account protection for the total net equity of their accounts. Meanwhile, Schwab, Quick & Reilly, TD Waterhouse, E*Trade and Ameritrade are among the firms that currently offer investors only limited account protection and are also subject to an aggregate limit on the coverage they have as a brokerage firm.

Operating Efficiencies

We continue to improve productivity by keeping operating costs down and combining talented employees with technology to deliver value-added investing services on a scalable, high-performance operating platform. We devote considerable effort to deepening customer relationships by rewarding clients who consolidate their brokerage business with us. In early 2004, we consolidated our newly acquired Boca Raton branch office with our existing Boca branch for additional operating efficiencies, stronger brand recognition in that location, marketing synergies and better client service. This new office provides improved accommodations, larger space with a more customer-friendly lobby, real-time quote terminals and additional seating.

Siebert Financial Corp. Stock Buy Back

Acting under the authorization given by our Board in 2000, we continue working to enhance Shareholder value through our stock buy back program. We purchase shares from time to time in the open market and in private transactions. Through December 31, 2003, we had purchased 761,903 shares at an average price of $4.63 per share. The board's authorization permits us to buy back up to one million shares, and we plan to continue to make purchases in the future as appropriate based on market conditions.

Sound Financial Footing

We have always operated our business in a conservative fashion. With a balance sheet consisting of assets that are 69% cash or cash equivalents, and no debt, we are in an excellent position to take advantage of the trend toward consolidation in the financial services industry. Our current rating from Weiss Ratings, Inc., the well-known firm that analyzes the financial strength of thousands of financial institutions including brokerage firms, is "A."

Conclusion

Our core business is performing well and we continue to move forward in executing our business plan, a strategy we believe will serve us well as the economy continues to improve. As we have for more than 35 years, we maintain our high standard of integrity so that clients and prospects continue to feel comfortable with us.

We have a loyal and growing customer base that appreciates our orientation to quality service and value. We remain committed to providing the best discount brokerage services, complemented by other financial services activities that play to our strengths and generate additional revenue. And, we are dedicated to enhancing our company's value on behalf of our shareholders. It is these objectives that we will continue to pursue in the coming months, as we work to continue the momentum we have begun to build in 2003.

We would like you to take advantage of our Shareholder Discount, the terms of which are detailed after the financials in the back of this Annual Report.

Thank you for your support,



Muriel Siebert
Chairwoman and President

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549



MAIL
RECEIVED
PROCESSING
JUN 0 7 2004
D.C.
187
SECTION

Form 10-K

(Mark One)

☒ **ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended: December 31, 2003

☐ TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________

Commission File No. 0-5703

Siebert Financial Corp.

(Exact name of registrant as specified in its charter)

New York	**11-1796714**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
885 Third Avenue, New York, NY	**10022**
(Address of principal executive offices)	**(Zip Code)**

(212) 644-2400

(Registrant's telephone number, including area code)

Securities registered under Section 12(b) of the Exchange Act:

Title of each class	Name of each exchange on which registered
NONE	**NONE**

Securities registered under Section 12(g) of the Exchange Act:

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers in response to Item 405 of Regulation S-K (ss. 229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☐ No ☒

The number of shares of the Registrant's outstanding Common Stock, as of March 12, 2004, was 22,224,301 shares. The aggregate market value of the Common Stock held by non-affiliates of the registrant (based upon the last sale price of the Common Stock reported on the Nasdaq Stock Market as of the last business day of the registrant's most recently completed second fiscal quarter (June 30, 2003), was $11,239,684.

Documents Incorporated by Reference: Proxy Statement to be filed pursuant to Regulation 14A of the Exchange Act on or before April 30, 2004, incorporated by reference into Part III.

Special Note Regarding Forward-Looking Statements

Statements in this Annual Report on Form 10-K, as well as oral statements that may be made by the Company or by officers, directors or employees of the Company acting on the Company's behalf, that are not statements of historical or current fact constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward looking statements involve risks and uncertainties and known and unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future expressed or implied by such forward looking statements, including without limitation: changes in general economic and market conditions; changes and prospects for changes in interest rates; fluctuations in volume and prices of securities; demand for brokerage and investment banking services; competition within and without the discount brokerage business, including the offer of broader services; competition from electronic discount brokerage firms offering greater discounts on commissions than the Company; the prevalence of a flat fee environment; decline in participation in equity or municipal finance underwritings; limited trading opportunities; the method of placing trades by the Company's customers; computer and telephone system failures; the level of spending by the Company on advertising and promotion; trading errors and the possibility of losses from customer non-payment of amounts due; other increases in expenses and changes in net capital or other regulatory requirements.

PART I

Item 1. BUSINESS

General

Siebert Financial Corp. (the "Company") is a holding company that conducts its retail discount brokerage and investment banking business through its wholly-owned subsidiary, Muriel Siebert & Co., Inc., a Delaware corporation ("Siebert"). Muriel Siebert, the first woman member of the New York Stock Exchange, is the Chairwoman and President and owns approximately 89.5% of the outstanding common stock, par value $.01 per share (the "Common Stock") of the Company.

The Company's principal offices are located at 885 Third Avenue, New York, New York, 10022, and its phone number is (212) 644-2400. The Company's Internet address is www.siebertnet.com. The Company's SEC filings are available through its website, where you are able to obtain copies of the Company's public filings free of charge. The Company's Common Stock trades on the Nasdaq National Market under the symbol "SIEB".

Business Overview

Siebert's principal activity is providing Internet and traditional discount brokerage and related services to retail investors. Through its Capital Markets division, Siebert also offers institutional clients equity execution services on an agency basis, as well as equity and fixed income underwriting and investment banking services. The Company believes that it is the largest Woman-Owned Business Enterprise ("WBE") in the capital markets business in the country. In addition, Siebert, Brandford, Shank & Co., LLC ("SBS"), a company in which Siebert holds a 49% ownership interest, is the largest Minority and Women's Business Enterprise ("MWBE") in the tax-exempt underwriting business in the country.

The Retail Division

Discount Brokerage and Related Services. Siebert became a discount broker on May 1, 1975, a date that would later come to be known as "May Day." Siebert believes that it has been in business and a member of The New York Stock Exchange, Inc. (the "NYSE") longer than any other discount broker. In 1998, Siebert began to offer its customers access to their accounts through SiebertNet, its Internet website. Siebert's focus in its discount brokerage business is to serve retail clients seeking a wide selection of quality investment services, including trading through a broker on the telephone, through a wireless device or via the Internet, at commissions that are substantially lower than those of full-commission firms and competitive with the national discount brokerage firms. Siebert clears its securities transactions on a fully disclosed basis through National Financial Services LLC ("NFS"), a wholly owned subsidiary of Fidelity Investments and with Pershing LLC, (formerly the Pershing Division of Donaldson, Lufkin and Jenrette Securities Corp.).

Siebert serves investors who make their own investment decisions. Siebert seeks to assist its customers in their investment decisions by offering a number of value added services, including easy access to account information. Siebert's representatives are available to assist customers with information via toll-free 800 service Monday through Friday between 7:30 a.m. and 7:30 p.m. Eastern Time. Through its SiebertNet, Mobile Broker, inter-active voice recognition and Siebert MarketPhone services, 24-hour access is available to customers.

Independent Retail Execution Services. Siebert offers what it believes to be the best possible trade executions for customers. Siebert does not make markets in securities, nor does it take positions against customer orders.

Siebert's listed orders are routed in a manner intended to afford its customers the opportunity for price improvement. Through its relationship with its clearing agent and multiple market centers, Siebert can execute customer orders in all market environments. Broker assisted trades can be directed by the customer to the market center of their choice.

Siebert's over the counter orders are executed through a network of Nasdaq market makers with no single market maker executing all trades. Additionally, the firm offers customers execution services through Nasdaq's SelectNet™ and Reuters' Instinet™ systems for an additional fee. These systems give customers access to all Electronic Communication Networks listed on SelectNet and to Instinet before and after regular market hours. Siebert believes that its over the counter executions provide the customers with the best possible opportunity for consistent price improvement. Siebert does own or have an interest with a market maker. Siebert does not make markets or take positions against customer orders.

Customers may also indicate online interest in buying or selling fixed income securities, including municipal bonds, corporate bonds, mortgage-backed securities, Government Sponsored Enterprises, Unit Investment Trusts or Certificates of Deposit. These transactions are executed by licensed representatives.

Retail Customer Service. Siebert believes that superior customer service enhances its ability to compete with larger discount brokerage firms and therefore provides retail customers, at no additional charge, with personal service via toll-free access to dedicated customer support personnel and services via Siebertnet.com for all of its products and services. Customer service personnel are located in each of Siebert's branch offices. Siebert presently has retail offices in New York, New York, Jersey City, New Jersey, Boca Raton, Surfside, Palm Beach and Naples, Florida and Beverly Hills, California. Siebert uses a proprietary Customer Relationship Management System that enables representatives, no matter where located, to enter and view a customer's service requests via a secure wide area network. Siebert's telephone system permits the automatic routing of calls to the next available agent having the appropriate skill set at any of its branches.

Retirement Accounts. Siebert offers customers a variety of self-directed retirement accounts for which it acts as agent on all transactions. Custodial services are provided through an affiliate of NFS and Pershing, the firm's clearing agents, which also serve as trustees for such accounts. Each IRA, SEP IRA, ROTH IRA, 401(k) and KEOGH account can be invested in mutual funds, stocks, bonds and other investments in a consolidated account.

Customer Financing. Customers margin accounts are carried through Siebert's clearing agents, which lends customers a portion of the market value of certain securities held in the customer's account. Margin loans are collateralized by these securities. Customers also may sell securities short in a margin account, subject to minimum equity and applicable margin requirements, and the availability of such securities to be borrowed. In permitting customers to engage in margin, short sale or any transaction, Siebert assumes the risk of its customers' failure to meet their obligations in the event of adverse changes in the market value of the securities positions. Both Siebert and its clearing agents reserve the right to set margin requirements higher than those established by the Federal Reserve Board.

Siebert has established policies with respect to maximum purchase commitments for new customers or customers with inadequate collateral to support a requested purchase. Managers have some flexibility in the allowance of certain transactions. When transactions occur outside normal guidelines, accounts are monitored closely until their payment obligation is completed; if the customer does not meet the commitment, steps are taken to close out the position and minimize any loss. Siebert has not had significant credit losses in the last five years.

Information And Communications Systems. Siebert's operations rely heavily on information processing and communications systems which are provided by Siebert's clearing agents. The system for processing securities transactions is highly automated. Registered representatives utilize personal computer workstations to access customer account information, obtain securities prices and related information and enter and confirm orders through dedicated lines to Siebert's clearing agents.

Siebert maintains a computer network to support its customer service messaging systems, as well as other applications such as record keeping and direct customer access to marketing information. Through its clearing agents, Siebert's computers are linked to the major registered United States securities exchanges, the National Securities Clearing Corporation and The Depository Trust Company. Failure of Siebert's redundant private lines local area networks or communication systems for a significant period of time could limit the ability to process a large volume of transactions accurately and rapidly. This could result in Siebert being unable to satisfy its obligations to customers and other securities firms, and in such an event could result in regulatory violations. External events, such as an earthquake or massive power failure, loss of redundant external information feeds, such as security price information, as well as massive internal malfunctions, could render part or all of such systems inoperative.

To enhance the reliability of its systems and backup data, Siebert maintains redundancies, backup plans and recovery functions including complete backup trading facilities.

Siebert's communications systems include a voice system that allows calls to be answered by the next available licensed agent having the appropriate skill set for the incoming call. Data is delivered to branches via redundant cable and DSL Virtual Private Networks and backed up by a frame relay system. Call center software provides statistical reports, such as time on hold, duration of calls and the number of calls handled by each licensed agent. The vendor of the communications system monitors these systems on a twenty-four hour a day, seven day a week basis and can make software repairs remotely.

Current Developments

Siebert agreed to acquire certain retail discount brokerage accounts from TradeStation Securities, Inc. in May 2002. These accounts were transferred to Siebert in August 2002. Siebert agreed to acquire the retail brokerage accounts of the Boca Raton office of State Discount Brokers, Inc. in July 2002. These accounts were transferred to Siebert in October 2002. Siebert acquired certain retail discount brokerage accounts of Your Discount Broker Inc. in January 2003. These accounts were transferred to Siebert in March 2003. In February 2004, Siebert agreed to acquire certain retail discount brokerage accounts from Wall Street Discount Corp. These accounts will be transferred to Siebert in the second quarter of 2004.

The Joint Brokerage Service ("JBS") for customers of Quicken and Quicken.com, inaugurated in 2002 under the Strategic Alliance Agreement ("Agreement") between Siebert and Intuit Inc. ("Intuit"), produced results substantially below expectations. Revenues during the twelve months ended December 31, 2003 and 2002 were nominal. New accounts added since inauguration of the JBS, through 2003, were far below projections. Based on (a) reports from Intuit of costs it incurred, (b) the costs incurred by Siebert and (c) an equal sharing of costs, the charges to the operations of Siebert relating to the JBS during the twelve months ended December 31, 2003 and December 31, 2002 were approximately $1.9 million and $4.7 million, respectively, which consists of technology, marketing and content expenses of approximately $1.1 million and $2.9 million, respectively, and certain brokerage and other services expenses of $772,000 and $380,000, respectively. Siebert separately incurred other start-up costs for an advisory fee of $1 million and legal fees of $392,000, which were charged to operations in 2002. Approximately $1.8 million and $1.2 million, respectively, is included in accounts payable and accrued liabilities at December 31, 2003 and 2002. The JBS was terminated in December 2003. Siebert filed a lawsuit against Intuit in New York State Supreme Court on September 17, 2003, alleging, among other things, breach of contractual obligations; breach of fiduciary duties; misrepresentation and/or fraud and containing other claims relating to the JBS. Siebert is seeking not less than $11.1 million in compensatory damages and $33.3 million in punitive damages. A motion by Intuit to stay the lawsuit and require that the dispute be submitted to arbitration was denied in January 2004. Intuit has asked for reargument of the motion.

Pursuant to the fully disclosed clearing agreement (the "Clearing Agreement") with Pershing LLC (formerly the Pershing division of Donaldson, Lufkin & Jenrette Securities Corporation), ("Pershing"), Siebert advanced to Pershing $1,500,000 in January 2003, principally for software customization setup of the JBS. Siebert has terminated the Clearing Agreement under circumstances, which Siebert, based on consultation with counsel, believes require the return of the advance by Pershing, and may require damages payable by Pershing arising from Pershing's failure to perform its contractual obligations. Pershing has expressed its belief that it is entitled to retain the advance and to receive a minimum of an additional $3 million for its unreimbursed costs, a termination fee of $500,000 and $5 million for lost revenues. Siebert believes the Pershing claims are without merit. Accounts purchased by Siebert from other firms that cleared through Pershing are now cleared through National Financial Services, LLC ("NFS"). The JBS accounts that transferred to Siebert in December 2003 were also converted to NFS.

The Capital Markets Division

In 1991, Siebert created its Capital Markets division, which serves as a co-manager, underwriting syndicate member, or selling group member on a wide spectrum of securities offerings for corporations and Federal agencies.

Principal activities of the Capital Markets Division are investment banking and institutional equity execution services.

During 1996, Siebert formed the Siebert, Brandford, Shank division of the investment banking group to enhance the activities of Siebert's tax exempt underwriting. The operations of the Siebert, Brandford, Shank division were moved on July 1, 1998 to a newly formed entity, SBS. Two individuals, Mr. Napoleon Brandford and Ms. Suzanne F. Shank, own 51% of the equity and are entitled to 51% of the net profits of SBS and Siebert is entitled to the balance. Through its investment in SBS, Siebert has become a more significant factor in the tax exempt underwriting area, and expects to enhance its government and institutional relationships, as well as the breadth of products that can be made available to retail clients. During 2003, SBS served as the lead manager of over $2.5 billion of negotiated municipal new issues and served as a co-manager in over $62 billion of negotiated municipal new issues.

Since its inception, the Siebert, Brandford, Shank division and its successor SBS have co-managed offerings of approximately $251 billion and lead managed offerings of approximately $10.5 billion. Clients include the States of California, Texas, Washington, Ohio, Michigan and the Cities of Chicago, Detroit, Los Angeles, Houston, Dallas, Denver and St. Louis.

In addition to occupying a portion of Siebert's existing offices in New York, SBS operates out of offices in San Francisco, Seattle, Houston, Chicago, Detroit, Los Angeles, Washington, DC, San Antonio, Anchorage, Miami and Dallas.

Certain risks are involved in the underwriting of securities. Underwriting syndicates agree to purchase securities at a discount from the initial public offering price. If the securities must be sold below the cost to the syndicate, an underwriter is exposed to losses on the securities that it has committed to purchase. In the last several years, investment banking firms have increasingly underwritten corporate and municipal offerings with fewer syndicate participants or, in some cases, without an underwriting syndicate. In these cases, the underwriter assumes a larger part or all of the risk of an underwriting transaction. Under Federal securities laws, other laws and court decisions, an underwriter is exposed to substantial potential liability for material misstatements or omissions of fact in the prospectus used to describe the securities being offered. While municipal securities are exempt from the registration requirements of the Securities Act of 1933, underwriters of municipal securities nevertheless are exposed to substantial potential liability in connection with material misstatements or omissions of fact in the offering documents prepared in connection with offerings of such securities.

Advertising, Marketing And Promotion

Siebert develops and maintains its retail customer base through printed advertising in financial publications, broadcast commercials over national and local cable TV channels, as well as promotional efforts and public appearances by Ms. Siebert. Additionally, a significant number of the firm's new accounts are developed directly from referrals by satisfied customers.

Competition

Siebert encounters significant competition from full-commission, online and discount brokerage firms, as well as from financial institutions, mutual fund sponsors and other organizations, many of which are significantly larger and better capitalized than Siebert. The reduced volume of trading starting in early 2001 is leading to consolidation in the industry in both the online and traditional brokerage business. Siebert believes that additional competitors such as banks, insurance companies, providers of online financial and information services and others will continue to be attracted to the online brokerage industry as they expand their product lines. Many of these competitors are larger, more diversified, have greater capital resources, and offer a wider range of services and financial products than Siebert. Some such firms are offering their services over the Internet and have devoted more resources to and have more elaborate websites than the Company. Siebert competes with a wide variety of vendors of financial services for the same customers. Siebert believes that its main competitive advantages are high quality customer service, responsiveness, cost and products offered, the breadth of product line and excellent executions.

Regulation

The securities industry in the United States is subject to extensive regulation under both Federal and state laws. The Securities and Exchange Commission ("SEC") is the Federal agency charged with administration of the Federal securities laws. Siebert is registered as a broker-dealer with the SEC, the NYSE and the National Association of Securities Dealers ("NASD"). Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, principally the NASD and national securities exchanges such as the NYSE, which is Siebert's primary regulator with respect to financial and operational compliance. These self-regulatory organizations adopt rules (subject to approval by the SEC) governing the industry and conduct periodic examinations of broker-dealers. Securities firms are also subject to regulation by state securities authorities in the states in which they do business. Siebert is registered as a broker-dealer in 50 states, the District of Columbia and Puerto Rico.

The principal purpose of regulation and discipline of broker-dealers is the protection of customers and the securities markets, rather than protection of creditors and stockholders of broker-dealers. The regulations to which broker-dealers are subject cover all aspects of the securities business, including training of personnel, sales methods, trading practices among broker-dealers, uses and safekeeping of customers' funds and securities, capital structure of securities firms, record keeping, fee arrangements, disclosure to clients, and the conduct of directors, officers and employees. Additional legislation, changes in rules promulgated by the SEC and by self-regulatory organizations or changes in the interpretation or enforcement of existing laws and rules may directly affect the method of operation and profitability of broker-dealers and investment advisers. The SEC, self-regulatory organizations and state securities authorities may conduct administrative proceedings which can result in censure, fine, cease and desist orders or suspension or expulsion of a broker-dealer or an investment adviser, its officers or its employees. Neither the Company nor Siebert has been the subject of any such administrative proceedings.

As a registered broker-dealer and NASD member organization, Siebert is required by Federal law to belong to the Securities Investor Protection Corporation ("SIPC") which provides, in the event of the liquidation of a broker-dealer, protection for securities held in customer accounts held by the firm of up to $500,000 per customer, subject to a limitation of $100,000 on claims for cash balances. The SIPC is funded through assessments on registered broker-dealers. In addition, Siebert, through it's clearing agents, has purchased from private insurers additional account protection in the event of liquidation up to the net asset value, as defined, of each account.

Stocks, bonds, mutual funds and money market funds are included at net asset value for purposes of SIPC protection and the additional protection. Neither SIPC protection nor the additional protection insures against fluctuations in the market value of securities.

Siebert is also authorized by the Municipal Securities Rulemaking Board to effect transactions in municipal securities on behalf of its customers and has obtained certain additional registrations with the SEC and state regulatory agencies necessary to permit it to engage in certain other activities incidental to its brokerage business.

Margin lending arranged by Siebert is subject to the margin rules of the Board of Governors of the Federal Reserve System and the NYSE. Under such rules, broker-dealers are limited in the amount they may lend in connection with certain purchases and short sales of securities and are also required to impose certain maintenance requirements on the amount of securities and cash held in margin accounts. In addition, those rules and rules of the Chicago Board Options Exchange govern the amount of margin customers must provide and maintain in writing uncovered options.

Net Capital Requirements

As a registered broker-dealer, Siebert is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) (the "Net Capital Rule"), which has also been adopted by the NYSE. Siebert is a member firm of the NYSE and the NASD. The Net Capital Rule specifies minimum net capital requirements for all registered broker-dealers and is designed to measure financial integrity and liquidity. Failure to maintain the required regulatory net capital may subject a firm to suspension or expulsion by the NYSE and the NASD, certain punitive actions by the SEC and other regulatory bodies and, ultimately, may require a firm's liquidation.

Regulatory net capital is defined as net worth (assets minus liabilities), plus qualifying subordinated borrowings, less certain deductions that result from excluding assets that are not readily convertible into cash and from conservatively valuing certain other assets. These deductions include charges that discount the value of security positions held by Siebert to reflect the possibility of adverse changes in market value prior to disposition.

The Net Capital Rule requires notice of equity capital withdrawals to be provided to the SEC prior to and subsequent to withdrawals exceeding certain sizes. The Net Capital Rule also allows the SEC, under limited circumstances, to restrict a broker-dealer from withdrawing equity capital for up to 20 business days. The Net Capital Rule of the NYSE also provides that equity capital may not be drawn or cash dividends paid if resulting net capital would be less than 5 percent of aggregate debits.

Under applicable regulations, Siebert is required to maintain regulatory net capital of at least $250,000. At December 31, 2003 and 2002, Siebert had net capital of $15.4 million and $16.4 million, respectively. Siebert claims exemption from the reserve requirement under Section 15c3-3(k)(2)(ii).

Employees

As of March 5, 2004, the Company had approximately 98 employees, five of whom were corporate officers. None of the employees are represented by a union, and the Company believes that relations with its employees are good.

Item 2. PROPERTIES

Siebert currently maintains seven retail discount brokerage offices. Customers can visit the offices to obtain market information, place orders, open accounts, deliver and receive checks and securities, and obtain related customer services in person. Nevertheless, most of Siebert's activities are conducted on the Internet or by telephone and mail.

Siebert operates its business out of the following seven leased offices:

Location	Approximate Office Area in Square Feet	Expiration Date of Current Lease	Renewal Terms
Corporate Headquarters, Retail and Investment Banking Office 885 Third Ave. New York, NY 10022	7,828	12/31/06	None
Retail Offices			
9693 Wilshire Boulevard Beverly Hills, CA 90212	1,000	Month to Month	1 year option
4400 North Federal Highway Boca Raton, FL 33431	2,438	5/31/09	None
111 Pavonia Avenue[1] Jersey City, NJ 07310	7,768	6/30/05 and 6/30/06	5 year option on a portion of space
400 Fifth Avenue – South Naples, FL 33940	1,008	4/30/05	None
240A South County Road Palm Beach, FL 33480	770	12/31/04	None
9569 Harding Avenue Surfside, FL 33154	1,150	12/31/04	None

(1) Certain of the Company's administrative and back office functions are performed at this location.

The Company believes that its properties are in good condition and are suitable for the Company's operations.

Item 3. LEGAL PROCEEDINGS

See Part I-Item 1 "Business-Current Developments" and Part I-Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" with respect to the Company's lawsuit against Intuit Inc. which was filed in New York State Supreme Court, County of New York on September 17, 2003.

In addition, the Company is involved in various routine lawsuits of a nature deemed by the Company customary and incidental to its business. In the opinion of management the ultimate disposition of such lawsuits will not have a material adverse effect on the Company's financial position or results of operations.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SHAREHOLDERS

No matter was submitted to a vote of shareholders during the fourth quarter of the fiscal year ended December 31, 2003.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's common stock trades on the Nasdaq Stock Market under the symbol "SIEB". The high and low sales prices of the Company's common stock reported by Nasdaq during the following calendar quarters were:

	High	Low
First Quarter - 2002	$5.55	$3.80
Second Quarter - 2002	$4.70	$3.59
Third Quarter - 2002	$4.05	$2.38
Fourth Quarter - 2002	$2.98	$1.77
First Quarter - 2003	$2.77	$2.18
Second Quarter - 2003	$5.40	$2.27
Third Quarter - 2003	$5.40	$4.13
Fourth Quarter - 2003	$4.35	$2.50
January 1, 2004 - March 5, 2004	$4.69	$3.41

On March 5, 2004, the closing price of the Company's common stock on the Nasdaq Stock Market was $4.15 per share. There were 155 holders of record of the Company's common stock and had more than 2,500 beneficial owners of common stock on March 5, 2004.

Dividend Policy

The Company paid no cash dividends to its shareholders in 2003 and 2002. Ms. Siebert, the majority shareholder of the Company, has waived her right to receive the dividends declared by the Company to date. The Board of Directors of the Company periodically considers whether to declare dividends. In considering whether to pay such dividends, the Company's Board of Directors will review the earnings of the Company, its capital requirements, its economic forecasts and such other factors as are deemed relevant. Some portion of the Company's earnings will be retained to provide capital for the operation and expansion of its business.

Issuer Purchases Of Equity Securities

The following table sets forth information regarding the Company's purchases of its common stock on a monthly basis during the fourth quarter of 2003:

Period	Total Number of Shares	Average Price Paid Per Share	Total Number of Shares as Part of Publicly Announced Plans[1]	Maximum Number of Shares That May Yet Be Purchased Under the Plan
October 2003	7,050	$4.19	728,853	271,147
November 2003	6,370	$4.08	735,223	264,777
December 2003	26,680	$3.10	761,903	238,907
Total	40,100	$3.45	761,903	238,907

---

(1) On May 15, 2000, the Board of Directors of the Company authorized a buy back of up to one million shares of the Company's common stock. Under this program, shares are purchased from time to time, at the Company's discretion, in the open market and in private transactions.

Item 6. SELECTED FINANCIAL DATA

(In thousands except share and per share data)

The Following Selected Financial Information Should Be Read In Conjunction With The Company's Consolidated Financial Statements And The Related Notes Thereto.

	2003	2002	2001	2000	1999
Income statement data:					
Total Revenues	$24,696	$24,104	$32,020	$44,341	$36,118
Net income (loss)	$123	$(1,633)	$2,488	$7,999	$4,603
Net income per share of common stock					
Basic	$0.01	$(0.07)	$0.11	$0.35	$0.20
Diluted	$0.01	$(0.07)	$0.11	$0.34	$0.20
Weighted average shares outstanding (basic)	22,305,369	22,403,990	22,438,719	22,886,100	22,725,452
Weighted average shares outstanding (diluted)	22,453,538	22,403,990	22,698,934	23,265,897	23,238,100
Statement of financial condition data (at year-end):					
Total assets.	$40,026	$40,451	$42,129	$41,428	$32,305
Total liabilities excluding subordinated borrowings	$4,891	$4,784	$4,829	$4,744	$2,851
Subordinated borrowings to majority shareholder	$ –	$ –	$ –	$ –	$ –
Stockholders' equity	$35,135	$35,667	$37,300	$36,684	$29,454

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion should be read in conjunction with the Company's audited Consolidated Financial Statements and the Notes thereto contained elsewhere in this Annual Report.

The economy has improved in the last nine months of 2003 to offset the weak market conditions in the first quarter 2003. The improvement in the last nine months appears to be due in part to the continued low interest rate environment, renewed interest in the equity markets and the end of major combat in Operation Iraqi Freedom after the first quarter 2003. Consequently, trading activity increased for the Company, as well as for the entire discount brokerage industry.

Competition continued to intensify among all types of brokerage firms, including established discount brokers and new firms entering the on-line brokerage business. Electronic trading continues to account for an increasing amount of trading activity, with some firms offering very low flat rate trading execution fees that are difficult for any conventional discount firm to meet. Some of these flat fee brokers, however, impose fees for services such as mailing, transfers and handling exchanges which the Company does not currently impose, and also direct their executions to captive market makers. Continued competition could limit the Company's growth or even lead to a decline in the Company's customer base, which would adversely affect its results of operations. Industry-wide changes in trading practices, such as the advent of decimal pricing and the increasing use of Electronic Communications Networks, are expected to put continuing pressure on fees earned by discount brokers while increasing volatility.

On May 15, 2000, the Board of Directors of the Company authorized a buy back of up to one million shares of the Company's common stock. Under this program, shares are purchased from time to time, at the Company's discretion, in the open market and in private transactions. Through February 29, 2004, 839,432 shares have been purchased at an average price of $4.55 per share.

The Company, like other securities firms, is directly affected by general economic and market conditions including fluctuations in volume and prices of securities, changes and the prospect of changes in interest rates, and demand for brokerage and investment banking services, all of which can affect the Company's profitability. In addition, in periods of reduced financial market activity, profitability is likely to be adversely affected because certain expenses remain relatively fixed, including salaries and related costs, portions of communications costs and occupancy expenses. Accordingly, earnings for any period should not be considered representative of earnings to be expected for any other period.

The Joint Brokerage Service ("JBS") for customers of Quicken and Quicken.com, inaugurated in 2002 under the Strategic Alliance Agreement ("Agreement") between Siebert and Intuit Inc. ("Intuit"), produced results substantially below expectations. Revenues during the twelve months ended December 31, 2003 and 2002 were nominal. New accounts added since inauguration of the JBS, through 2003, were far below projections. Based on (a) reports from Intuit of costs it incurred, (b) the costs incurred by Siebert and (c) an equal sharing of costs, the charges to the operations of Siebert relating to the JBS during the twelve months ended December 31, 2003 and December 31, 2002 were approximately $1.9 million and $4.7 million, respectively, which consists of technology, marketing and content expenses of approximately $1.1 million and $2.9 million, respectively, and certain brokerage and other services expenses of $772,000 and $380,000, respectively. Siebert separately incurred other start-up costs for an advisory fee of $1 million and legal fees of $392,000, which were charged to operations in 2002. Approximately $1.8 million and $1.2 million, respectively, is included in accounts payable and accrued liabilities at December 31, 2003 and 2002. The JBS was terminated in December 2003. Siebert filed a lawsuit against Intuit in New York State Supreme Court on September 17, 2003, alleging, among other things, breach of contractual obligations; breach of fiduciary duties; misrepresentation and/or fraud and containing other claims relating to the JBS. Siebert is seeking not less than $11.1 million in compensatory damages and $33.3 million in punitive damages. A motion by Intuit to stay the lawsuit and require that the dispute be submitted to arbitration was denied in January 2004. Intuit has asked for reargument of the motion.

Critical Accounting Policies

The Company generally follows accounting policies standard in the brokerage industry and believes that its policies appropriately reflect its financial position and results of operations. Management has identified the use of "estimates" as its critical policy. The estimates relate primarily to revenue and expense items in the normal course of business as to which the Company receives no confirmations, invoices, or other documentation, at the time the books are closed for a period. The Company uses its best judgment, based on its knowledge of revenue transactions and expenses incurred, to estimate the amount of such revenue and expenses. The Company is not aware of any material differences between the estimates used in closing its books for the last five years and the actual amounts of revenue and expenses incurred when the Company subsequently receives the actual confirmations, invoices or other documentation. Estimates are also used in determining the useful lives of intangibles assets, and the fair market value of intangible assets. Management believes that its estimates are reasonable.

Results of Operations

Year Ended December 31, 2003 Compared To Year Ended December 31, 2002

Revenues. Total revenues for 2003 were $24.7 million, an increase of $592,000, or 2.5%, from 2002. Commission and fee income increased $1.1 million, or 5.6%, from the prior year to $20.5 million due to increased customer trading volume in the last nine months of 2003 to offset the weak market conditions in the first quarter 2003. There was a lack of interest in buying stocks in the first quarter of 2003 due to the war in Iraq. Investment banking revenues decreased $392,000, or 26.5%, from the prior year to $1.1 million in 2003, primarily due to weaker market conditions.

Income from the Company's investment in Siebert, Brandford, Shank & Co., LLC ("SBS") for 2003 was $1.9 million compared to income of $1.8 million for the prior year. This increase in profits was due in part to the increased number of municipal bond offerings managed or co-managed by SBS as interest in municipal bonds increased and SBS's share of the municipal bond underwriting market increased.

Trading profits decreased $46,000, or 5.4%, from the prior year to $804,000 primarily due to decreased trading in municipal, government and corporate bonds within the Company's proprietary and riskless trading group.

Income from interest and dividends decreased $188,000, or 29.5%, from the prior year to $450,000 primarily due to lower yields on money market funds held by the Company during 2003.

Expenses. Total expenses for 2003 were $24.5 million, a decrease of $2.8 million, or 10.3%, from the prior year.

Employee compensation and benefit costs decreased $459,000, or 5.0%, from the prior year to $8.7 million primarily due to a decrease in the number of employees and a decrease in discretionary bonuses offset, in part, by an increase in employee expenses of $174,000 due to Siebert's participation in the JBS with Intuit described above.

Clearing and floor brokerage fees increased $570,000, or 15.4%, from the prior year to $4.3 million due to the increased volume of trades executed.

Advertising and promotion expense decreased $1.5 million, or 53.2%, from the prior year to $1.4 million primarily due to management's decision to spend less for advertising and promotion. Approximately $255,000 of total advertising and promotion expenses related directly to Siebert's participation in the JBS with Intuit.

Communications expense increased $527,000, or 22.8%, from the prior year, to $2.8 million primarily due to higher volume of call traffic and quotes usage by our customers and $367,000 relating to Siebert's participation in the JBS.

Occupancy costs increased $199,000, or 21.5%, from the prior year to $1.1 million principally due to the temporary rental addition of office space in Boca Raton, Florida, previously occupied by Your Discount Broker Inc. ("YDB"), as well as an increase in occupancy costs of $51,000 relating to the JBS.

General And Administrative. General and administrative expenses decreased $2.1 million, or 25.5%, from the prior year to $6.2 million primarily due to the expensing of non-recurring start-up costs for the JBS of an advisory fee of $1 million and legal fees of $392,000 in 2002 as well as a decrease in research and development costs relating to the JBS of $648,000 in 2003.

Taxes. The provision for income taxes of $70,000 for 2003 is a result of a income before taxes of $193,000 compared to net loss before income tax of $3.2 million in 2002 and a benefit for income taxes $1.6 million.

Year Ended December 31, 2002 Compared To Year Ended December 31, 2001

Revenues. Total revenues for 2002 were $24.1 million, a decrease of $7.9 million, or 24.7%, from 2001. Commission and fee income decreased $5.8 million, or 23.0%, from the prior year to $19.3 million due to lower overall trading volume and lower commissions earned per trade. Lower per trade commissions were the result of smaller order sizes, reductions in fees from other related services caused by increased competition, and a reduction of per share order flow fees. Investment banking revenues decreased $644,000, or 30.3%, from the prior year to $1.5 million in 2002, primarily due to weaker market conditions.

Income from the Company's investment in SBS for 2002 was $1.8 million compared to income of $2.3 million for the prior year. This decrease in profits was due in part to the decreased number of municipal bond offerings managed or co-managed by SBS as interest in municipal bonds decreased and SBS's share of the municipal bond underwriting market decreased.

Trading profits decreased $100,000, or 10.5%, from the prior year to $850,000 primarily due to decreased trading in municipal, government and corporate bonds within the Company's proprietary and riskless trading group.

Income from interest and dividends decreased $747,000, or 54.0%, from the prior year to $638,000 primarily due to lower yields on money market funds held by the Company during 2002.

Expenses. Total expenses for 2002 were $27.3 million, a decrease of $361,000, or 1.3%, from the prior year.

Employee compensation and benefit costs decreased $2.2 million, or 19.0%, from the prior year to $9.2 million primarily due to a decrease in the number of employees and a decrease in discretionary bonuses offset, in part, by an increase in employee expenses of $170,000 due to Siebert's participation in the JBS with Intuit described above.

Clearing and floor brokerage fees decreased $710,000, or 16.1%, from the prior year to $3.7 million due to the decreased volume of trades executed.

Advertising and promotion expense increased $347,000, or 13.6%, from the prior year to $2.9 million. Approximately $1.6 million of total advertising and promotion expenses related directly to Siebert's participation in the JBS with Intuit.

Communications expense decreased $427,000, or 15.6%, from the prior year, to $2.3 million primarily due to lower call volumes and lower quote usage by customers, offset in part by an increase in communication expenses of $142,000 due to Siebert's participation in the JBS.

Occupancy costs decreased $74,000, or 7.4%, from the prior year to $924,000 principally due to the termination and buyout of Siebert's lease in Fremont, California in 2001, offset in part by an increase in occupancy costs of $21,000 due to Siebert's participation in the JBS.

General and Administrative. General and administrative expenses increased $2.7 million, or 47.4%, from the prior year to $8.3 million primarily due to research and development costs of $1.4 million for the development of the JBS products and certain start-up costs of $1.4 million principally for advisory and legal expenses relating to the JBS with Intuit.

Taxes. The benefit for income taxes of $1.6 million for 2002 is a result of a loss before taxes of $3.2 million compared to net income before income tax of $4.3 million in 2001 and a provision for income taxes $1.8 million.

Liquidity And Capital Resources

The Company's assets are highly liquid, consisting generally of cash, money market funds and securities freely saleable in the open market. The Company's total assets at December 31, 2003 were $40 million, of which, $27.5 million, or 69%, were regarded by the Company as highly liquid.

Siebert is subject to the net capital requirements of the SEC, the NYSE and other regulatory authorities. At December 31, 2003, Siebert's regulatory net capital was $15.4 million, $15.1 million in excess of its minimum capital requirement of $250,000.

Pursuant to the fully disclosed clearing agreement (the "Clearing Agreement") with Pershing LLC (formerly the Pershing division of Donaldson, Lufkin & Jenrette Securities Corporation), ("Pershing"), Siebert advanced to Pershing $1,500,000 in January 2003, principally for software customization setup of the JBS. Siebert has terminated the Clearing Agreement under circumstances, which Siebert, based on consultation with counsel, believes require the return of the advance by Pershing, and may require damages payable by Pershing arising from Pershing's failure to perform its contractual obligations. Pershing has expressed its belief that it is entitled to retain the advance and to receive a minimum of an additional $3 million for its unreimbursed costs, a termination fee of $500,000 and $5 million for lost revenues. Siebert believes the Pershing claims are without merit. Accounts purchased by Siebert from other firms that cleared through Pershing are now cleared through National Financial Services, LLC ("NFS"). The JBS accounts that transferred to Siebert in December 2003 were also converted to NFS.

The Company also intends to acquire additional shares of its common stock pursuant to its share buy back program.

Siebert has entered into a Secured Demand Note Collateral Agreement with SBS under which it is obligated to loan to SBS up to $1.2 million pursuant to a secured promissory note on a subordinated basis. Amounts obligated to be loaned by Siebert under the facility are reflected on the Company's balance sheet as "cash equivalents - restricted". SBS pays Siebert interest on this amount at the rate of 10% per annum. The facility expires on August 31, 2005, at which time SBS is obligated to repay to Siebert any amounts borrowed by SBS thereunder.

Below is a table that presents the Company's obligations and commitments at December 31, 2003:

		Payment Due By Period			
Contractual Obligations	**Total**	**Less Than 1 Year**	**1-3 Years**	**3-5 Years**	**More Than Five Years**
Operating lease obligations	$2,142,000	$908,000	$1,178,000	$56,000	$ 0

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Financial Instruments Held For Trading Purposes:

Through Siebert, the Company maintains inventories in exchange-listed and Nasdaq equity securities and municipal securities on both a long and short basis. The fair value of all positions held by Siebert at December 31, 2003 was approximately $1.2 million in long positions and approximately $6,000 in short positions. Using a hypothetical 10% increase or decrease in prices, the potential gain or loss in fair value, respectively, could be approximately $120,000 and $600, respectively. The Company does not engage in derivative transactions, has no interest in any special purpose entity and has no liabilities, contingent or otherwise, for the debt of another entity, except for Siebert's obligation under its Secured Demand Note Collateral Agreement of $1.2 million executed in favor of SBS. SBS pays Siebert interest on this amount at the rate of 10% per annum. Siebert earned interest of $120,000 from SBS in each of the years that Siebert's commitment has been outstanding.

Financial Instruments Held for Purposes Other Than Trading:

Working capital is generally temporarily invested in dollar denominated money market funds and overnight certificates of deposits. These investments are not subject to material changes in value due to interest rate movements.

In the normal course of its business, Siebert enters into transactions in various financial instruments with off-balance sheet risk. This risk includes both market and credit risk, which may be in excess of the amounts recognized in the Company's financial statements. Retail customer transactions are cleared through clearing brokers on a fully disclosed basis. If customers do not fulfill their contractual obligations, the clearing broker may charge Siebert for any loss incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy the customers' obligations. Siebert regularly monitors the activity in its customer accounts for compliance with its margin requirements. Siebert is exposed to the risk of loss on unsettled customer transactions if customers and other counterparties are unable to fulfill their contractual obligations.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See financial statements and supplementary data required pursuant to this item beginning on page F-1 of this Report on Form 10-K.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A. CONTROLS AND PROCEDURES

The Company carried out an evaluation, under the supervision and with the participation of management, including the Company's President and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this report pursuant to Rule 13a-15 of Securities Exchange of 1934, as amended. Based on that evaluation, the Company's management, including the President and Chief Financial Officer, concluded that the Company's disclosure controls and procedures are effective in timely alerting them to material information relating to the Company that is required to be included in the Company's periodic filings with the Securities and Exchange Commission.

There were no changes in the Company's internal controls over financial reporting that occurred during the Company's most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

PART III

Item 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

(a) Identification of Directors

This information is incorporated by reference from the Company's definitive proxy statement to be filed by the Company pursuant to Regulation 14A on or prior to April 30, 2004.

(b) Identification of Executive Officers

Name	Age	Position
Muriel F. Siebert	71	Chairwoman and President
Nicholas P. Dermigny	46	Executive Vice President and Chief Operating Officer
Ameen Esmail	46	Executive Vice President and Director of Business Development
Joseph M. Ramos, Jr.	45	Executive Vice President and Chief Financial Officer
Daniel Iesu	44	Secretary

Certain information regarding each executive officer's business experience is set forth below.

Muriel F. Siebert has been Chairwoman, President and a director of Siebert since 1967 and the Company since November 8, 1996. Ms. Siebert became the first woman member of the New York Stock Exchange on December 28, 1967 and served as the first woman Superintendent of Banks of the State of New York from 1977 to 1982. She is director of the New York State Business Council and the Boy Scouts of Greater New York. She is the founder and past president of the International Woman's Forum, a member of the State of New York Commission on Judicial Nomination and on the executive committee of the Economic Club of New York.

Nicholas P. Dermigny has been Executive Vice President and Chief Operating Officer of Siebert since joining the firm in 1989 and of the Company since November 8, 1996. Prior to 1993, he was responsible for Siebert's retail division. Mr. Dermigny became an officer and director of the Company on November 8, 1996.

Ameen Esmail has been Executive Vice President and Director of Business Development since July 3, 2003. From 1984 to 1996, Mr. Esmail served as an Executive Vice President of Siebert. From 1996 to 2003 Mr. Esmail worked as an independent consultant servicing the financial securities industry. Mr. Esmail received an MBA from New York University's Stern's Graduate School of Business in 2000.

Joseph M. Ramos, Jr. has been Executive Vice President, Chief Financial Officer and Assistant Secretary of Siebert since February 10, 2003. From May 1999 to February 2002, Mr. Ramos served as Chief Financial Officer of A.B. Watley Group, Inc. From November 1996 to May 1999, Mr. Ramos served as Chief Financial Officer of Nikko Securities International, Inc. From September 1987 to March 1996, Mr. Ramos worked at Cantor Fitzgerald and held various accounting and management positions, the last as Chief Financial Officer of their registered broker-dealer based in Los Angeles. From October 1982 to September 1987, Mr.

Ramos was an audit manager for Deloitte & Touche LLP, a public accounting firm. Mr. Ramos is a Certified Public Accountant licensed in the State of New York.

Daniel Iesu has been Secretary of Siebert since October 1996 and the Company since November 8, 1996. He has been Controller of Siebert since 1989.

(c) Compliance with Section 16(a) of the Exchange Act

This information is incorporated by reference from the Company's definitive proxy statement to be filed by the Company pursuant to Regulation 14A on or prior to April 30, 2004.

(d) Code of Ethics

The Company has adopted a financial code of ethics that applies to our principal executive officer, principal financial officer, principal accounting officer and all other employees of the Company performing similar functions. This financial code of ethics will be posted on the Company's website. The Internet address for the Company's website is http://www.siebertnet.com. The Company intends to satisfy the disclosure requirement under Item 10 of Form 8-K regarding an amendment to, or waiver from, a provision of this code of ethics by either filing a Form 8-K or posting such information on our website, at the address and location specified above, within five business days following the date of such amendment or waiver.

Item 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated by reference from the Company's definitive proxy statement to be filed by the Company pursuant to Regulation 14A on or prior to April 30, 2004.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated by reference from the Company's definitive proxy statement to be filed by the Company pursuant to Regulation 14A on or prior to April 30, 2004.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this item is incorporated by reference from the Company's definitive proxy statement to be filed by the Company pursuant to Regulation 14A on or prior to April 30, 2004.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required in this item is incorporated by reference from the Company's definitive proxy statement to be filed by the Company pursuant to Regulation 14A on or prior to April 30, 2004.

PART IV

Item 15. EXHIBITS AND REPORTS ON FORM 8-K

(a) Exhibits

The exhibits required by Item 601 of the Regulations S-K filed as part of, or incorporated by reference in, this report are listed in the accompanying Exhibit Index.

(b) Reports on Form 8-K

None.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

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INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Siebert Financial Corp.
New York, New York

We have audited the accompanying consolidated statements of financial condition of Siebert Financial Corp. and its wholly owned subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the consolidated financial position of Siebert Financial Corp. and its wholly owned subsidiaries as of December 31, 2003 and 2002, and the consolidated results of their operations and their consolidated cash flows for each of the years in the three-year period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 20, 2004

SIEBERT FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31,	
	2003	2002
ASSETS		
Cash and cash equivalents	$24,732,000	$22,498,000
Cash equivalents - restricted	1,300,000	1,300,000
Receivable from clearing broker	1,487,000	1,100,000
Advance to clearing broker	1,500,000	
Securities owned, at market value	1,226,000	5,225,000
Furniture, equipment and leasehold improvements, net	1,863,000	2,616,000
Investment in and advances to affiliate	3,212,000	2,748,000
Prepaid expenses and other assets	1,807,000	1,816,000
Intangibles, net	2,346,000	2,302,000
Deferred taxes	553,000	846,000
	$40,026,000	$40,451,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Securities sold, not yet purchased, at market value	$ 6,000	$
Accounts payable and accrued liabilities	4,885,000	4,784,000
	4,891,000	4,784,000
Commitments and contingent liabilities:		
Stockholders' equity:		
Common stock, $.01 par value; 49,000,000 shares authorized, 22,983,917 shares issued and 22,222,014 outstanding at December 31, 2003 and 22,968,167 shares issued and 22,395,767 shares outstanding at December 31, 2002	229,000	229,000
Additional paid-in capital	17,931,000	17,880,000
Retained earnings	20,500,000	20,377,000
Less: 761,903 at December 31, 2003 and 572,400 shares of treasury stock, at December 31, 2002, at cost	(3,525,000)	(2,819,000)
	35,135,000	35,667,000
	$40,026,000	$40,451,000

See notes to consolidated financial statements.

SIEBERT FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2003	2002	2001
Revenue:			
Commissions and fees	$20,456,000	$19,366,000	$25,233,000
Investment banking	1,086,000	1,478,000	2,122,000
Trading profits	804,000	850,000	950,000
Income from equity investee	1,900,000	1,772,000	2,330,000
Interest and dividends	450,000	638,000	1,385,000
	24,696,000	24,104,000	32,020,000
Expenses:			
Employee compensation and benefits	8,722,000	9,181,000	11,338,000
Clearing fees, including floor brokerage	4,271,000	3,701,000	4,411,000
Advertising and promotion	1,358,000	2,900,000	2,553,000
Communications	2,838,000	2,311,000	2,738,000
Occupancy	1,123,000	924,000	998,000
Interest	1,000	1,000	11,000
Other general and administrative	6,190,000	8,304,000	5,634,000
	24,503,000	27,322,000	27,683,000
Income (loss) before provision (benefit) for income taxes	193,000	(3,218,000)	4,337,000
Provision (benefit) for income taxes	70,000	(1,585,000)	1,849,000
Net income (loss)	$ 123,000	$(1,633,000)	$ 2,488,000
Net income (loss) per share of common stock - basic	$ 0.01	$ (0.07)	$ 0.11
Net income (loss) per share of common stock - diluted	$ 0.01	$ (0.07)	$ 0.11
Weighted average shares outstanding - basic	22,305,369	22,403,990	22,438,719
Weighted average shares outstanding - diluted	22,453,538	22,403,990	22,698,934

See notes to consolidated financial statements.

SIEBERT FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock				Treasury Stock		
	Number Of Shares	$.01 Par Value	Additional Paid-In Capital	Retained Earnings	Number Of Shares	Amount	Total
Balance - January 1, 2001	22,911,187	$229,000	$17,736,000	$19,522,000	148,700	$(803,000)	36,684,000
Net income				2,488,000			2,488,000
Treasury share purchases					394,100	(1,932,000)	(1,932,000)
Issuance of shares in connection with exercise of employee stock options	20,860		46,000				46,000
Tax benefit arising from exercise of employee stock options			14,000				14,000
Balance - December 31, 2001	22,932,047	229,000	17,796,000	22,010,000	542,800	(2,735,000)	37,300,000
Net loss				(1,633,000)			(1,633,000)
Treasury share purchases					29,600	(84,000)	(84,000)
Issuance of shares in connection with exercise of employee stock options	36,120		84,000				84,000
Balance - December 31, 2002	22,968,167	229,000	17,880,000	20,377,000	572,400	(2,819,000)	35,667,000
Net income				123,000			123,000
Treasury share purchases					189,503	(706,000)	(706,000)
Issuance of shares in connection with exercise of employee stock options	15,750		36,000				36,000
Tax benefit arising from exercise of employee Stock options			15,000				15,000
Balance - December 31, 2003	22,983,917	$ 229,000	$17,931,000	$20,500,000	761,903	$ (3,525,000)	$ 35,135,000

See notes to consolidated financial statements.

SIEBERT FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2003	2002	2001
Cash Flows From Operating Activities:			
Net income (loss)	$ 123,000	$(1,633,000)	$2,488,000
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	1,778,000	1,718,000	1,366,000
Income from equity investee	(1,900,000)	(1,772,000)	(2,330,000)
Tax benefit of exercised employee stock options	15,000		14,000
Deferred taxes	293,000	(1,335,000)	(303,000)
Changes in:			
Securities owned, at market value	3,999,000	854,000	192,000
Receivable from clearing broker	(387,000)	472,000	(1,448,000)
Prepaid expenses and other assets	9,000	(963,000)	543,000
Securities sold, not yet purchased, at market value	6,000	(4,000)	2,000
Accounts payable and accrued liabilities	101,000	448,000	384,000
Net cash provided by (used in) operating activities	4,037,000	(2,215,000)	908,000
Cash Flows From Investing Activities:			
Purchase of intangibles	(1,150,000)	(1,045,000)	
Return of deposit on equipment	241,000		
Advance to clearing broker	(1,500,000)		
Purchase of furniture, equipment and leasehold improvements	(160,000)	(1,638,000)	(331,000)
(Payment) collection of advances made to equity investee	(7,000)	43,000	
Distribution from equity investee	1,443,000	1,683,000	609,000
Net cash (used in) provided by investing activities	(1,133,000)	(957,000)	278,000
Cash Flows From Financing Activities:			
Purchase of treasury shares	(706,000)	(84,000)	(1,932,000)
Proceeds from exercise of options	36,000	84,000	46,000
Net cash used in financing activities	(670,000)	0	(1,886,000)
Net increase (decrease) in cash and cash equivalents	2,234,000	(3,172,000)	(700,000)
Cash and cash equivalents - beginning of year	22,498,000	25,670,000	26,370,000
Cash and cash equivalents - end of year	$24,732,000	$22,498,000	$25,670,000
Supplemental Cash Flow Disclosures:			
Cash paid for:			
Interest	$ 1,000	$ 1,000	$ 11,000
Income taxes	$ 61,000	$ 279,000	$ 1,811,000
Noncash Investing And Financing Activities:			
Tax benefit of employee stock options	$ 15,000		$ 14,000

See notes to consolidated financial statements.

SIEBERT FINANCIAL CORP. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Organization and Basis Of Presentation:

Siebert Financial Corp. ("Financial"), through its wholly owned subsidiary, Muriel Siebert & Co., Inc. ("Siebert"), engages in the business of providing discount brokerage services for customers, investment banking services for institutional clients and trading securities for its own account, and, through its wholly owned subsidiary, Siebert Women's Financial Network, Inc. ("WFN"), engages in providing products, services and information all uniquely devoted to women's financial needs. All significant intercompany accounts and transactions have been eliminated. Financial, Siebert and WFN collectively are referred to herein as the "Company".

The municipal bond investment banking business is being conducted by Siebert Brandford Shank & Co., LLC ("SBS"), an investee, which is accounted for by the equity method of accounting (see Note C). The equity method provides that Siebert record its share of SBS's earnings or losses.

[2] Securities Transactions:

Securities transactions, commissions, revenues and expenses are recorded on a trade date basis.

Siebert cleared all its security transactions through two unaffiliated clearing firms on a fully disclosed basis. Accordingly, Siebert does not hold funds or securities for or owe funds or securities to its customers. Those functions are performed by the clearing firms, which are highly capitalized. Marketable securities are valued at market value.

[3] Income Taxes:

The Company accounts for income taxes utilizing the asset and liability approach requiring the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the basis of assets and liabilities for financial reporting purposes and tax purposes. Financial files a consolidated federal income tax return, which includes Siebert and WFN.

[4] Furniture, Equipment and Leasehold Improvements:

Property and equipment is stated at cost and depreciation is calculated using the straight-line method over the lives of the assets, generally five years. Leasehold improvements are amortized over the shorter of the estimated useful life period of the lease.

[5] Cash Equivalents:

For purposes of reporting cash flows, cash equivalents include money market funds.

[6] Advertising Costs:

Advertising costs are charged to expense as incurred.

[7] Use Of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

[8] Earnings Per Share:

Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted average outstanding shares during the period. Diluted earnings (loss) per share is calculated by dividing net income (loss) by the number of shares outstanding under the basic calculation and adding all dilutive securities, which consist of options. The treasury stock method is used to reflect the dilutive effect of outstanding options, which, for 2003 and 2001 amounted to 148,169 and 260,215 additional shares, respectively, added to the basic weighted average outstanding shares of 22,305,369 and 22,438,719 in 2003 and 2001, respectively. The Company recognized a net loss for the year ended December 31, 2002. Accordingly, basic and diluted loss per common share are the same as the effect of dilutive securities would be anti-dilutive to loss per share. Potentially dilutive securities consisting of outstanding options at December 31, 2003, 2002 and 2001 amounted to 1,802,930, 1,855,260 and 375,500, respectively.

[9] Investment Banking:

Investment banking revenue includes gains and fees, net of syndicate expenses, arising from underwriting syndicates in which the Company participates. Investment banking management fees are recorded on the offering date, sales concessions on the settlement date and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

[10] Cash Equivalents - Restricted:

Cash equivalents - restricted represents $1,300,000 of cash invested in a money market account which Siebert is obligated to lend to SBS on a subordinated basis.

Any outstanding amounts under the note bear interest at 10% per annum and are repayable on August 31, 2005.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[11] Stock-Based Compensation:

Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation ("SFAS 123") as amended by SFAS No. 148, (Accounting for Stock-Based Compensation – Transition and Disclosure an amendment to SFAS 123), allows the fair value of stock-based compensation to be included in expense over the period earned; alternatively, if the fair value of stock-based compensation awards are not included in expense, SFAS 123 requires disclosure of net income (loss), on a pro forma basis, as if expense treatment had been applied. As permitted by SFAS 123, the Company continues to account for such compensation under Accounting Principles Board Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees, and related interpretations, pursuant to which no compensation cost was recognized in connection with the issuance of stock options, as all options granted under the 1997 Stock Option Plan had an exercise price equal to or greater than the fair value of the underlying common stock on the date of grant. Had the Company elected to recognize compensation expense for the stock option plan, consistent with the method prescribed by SFAS 123, the Company's net income (loss) and income (loss) per share for the years ended December 31, 2003, 2002 and 2001 would have decreased (increased) to the pro forma amounts as follows:

	Year Ended December 31,		
	2003	2002	2001
Net income (loss), as reported	$ 123,000	$(1,633,000)	$2,488,000
Stock-based employee compensation determined under APB 25	-	-	-
Stock-based employee compensation determined under the fair value based method, net of tax effect	(759,000)	(1,647,000)	(271,000)
Pro forma net (loss) income	$(636,000)	$(3,280,000)	$2,217,000
Net (loss) income per share - basic:			
As reported	$.01	$(.07)	$.11
Pro forma	$(.03)	$(.15)	$.10
Net (loss) income per share - diluted:			
As reported	$.01	$(.07)	$.11
Pro forma	$(.03)	$(.15)	$.10

The weighted average fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

	2003	2002	2001
Risk free interest rate	4.00%	4.00%	4.98%
Expected life of options in years	10.00	10.00	10.00
Expected dividend yield	0.00%	0.00%	0.00%
Expected volatility	72.00%	82.00%	62.00%
Weighted average fair value	$3.09	$3.50	$3.99

[12] Start-Up Costs:

Start-up costs consist principally of advisory and legal fees and costs relating to the development and marketing of a joint brokerage service with Intuit, Inc. (the "JBS"). In accordance with the American Institute of Certified Public Accountants' Statement of Position ("SOP") 98-5, start-up costs were expensed as incurred. In 2002 Siebert separately incurred other start-up costs for an advisory fee of $1,000,000 and legal fees of $392,000.

[13] Intangibles:

Purchased intangibles are principally being amortized using the straight-line method over an estimated useful life of three to five years.

[14] Valuation Of Long-Lived Assets:

The Company evaluates the recoverability of its long-lived assets and requires the recognition of impairment of long-lived assets in the event the net book value of these assets exceeds the estimated future undiscounted cash flows attributable to these assets. The Company assesses potential impairment to its long-lived assets when there is evidence that events or changes in circumstances have made recovery of the assets' carrying value unlikely. Should impairment exist, the impairment loss would be measured based on the excess of the carrying value of the assets over the assets' fair value.

NOTE B - STRATEGIC ALLIANCE AGREEMENT AND CLEARING ARRANGEMENT

The Joint Brokerage Service ("JBS") for customers of Quicken and Quicken.com, inaugurated in 2002 under the Strategic Alliance Agreement ("Agreement") between Siebert and Intuit Inc. ("Intuit"), produced results substantially below expectations. Revenues during the twelve months ended December 31, 2003 and 2002 were nominal. New accounts added since inauguration of the JBS, through 2003, were far below projections. Based on (a) reports from Intuit of costs it incurred, (b) the costs incurred by Siebert and (c) an equal sharing of costs, the charges to the operations of Siebert relating to the JBS during the twelve months ended December 31, 2003 and December 31, 2002 were approximately $1.9 million and $4.7 million, respectively, which consists of technology, marketing and content expenses of approximately $1.1 million and $2.9 million, respectively, and certain brokerage and other services expenses of $772,000 and $380,000, respectively. Siebert separately incurred other start-up costs for an advisory fee of $1 million and legal fees of $392,000, which were charged to operations in 2002. Approximately $1.8 million and $1.2 million, respectively, is included in accounts payable and accrued liabilities at December 31, 2003 and 2002. The JBS was terminated in December 2003. Siebert filed a lawsuit against Intuit in New York State Supreme Court on September 17, 2003, alleging, among other things, breach of contractual obligations; breach of fiduciary duties; misrepresentation and/or fraud and containing other claims relating to the JBS. Siebert is seeking not less than $11.1 million in compensatory damages and $33.3 million in punitive damages. A motion by Intuit to stay the lawsuit and require that the dispute be submitted to arbitration was denied in January 2004. Intuit has asked for reargument of the motion.

Pursuant to the fully disclosed clearing agreement (the "Clearing Agreement") with Pershing LLC (formerly the Pershing division of Donaldson, Lufkin & Jenrette Securities Corporation), ("Pershing"), Siebert advanced to Pershing $1,500,000 in January 2003, principally for software customization setup of the JBS. Siebert has terminated the Clearing Agreement under circumstances which Siebert, based on consultation with counsel, believes require the return of the advance by Pershing, and may require damages payable by Pershing arising from Pershing's failure to perform its contractual obligations. Pershing has expressed its belief that it is entitled to retain the advance and to receive a minimum of an additional $3 million for its unreimbursed costs, a termination fee of $500,000 and $5 million for lost revenues. Siebert believes the Pershing claims are without merit. Accounts purchased by Siebert from other firms that cleared through Pershing are now cleared through National Financial Services, Inc., ("NFS"). The JBS accounts that transferred to Siebert in December 2003 were also converted to NFS.

NOTE C - INVESTMENT IN AFFILIATE

In March 1997, Siebert and two individuals (the "Principals") formed SBS to succeed to the tax-exempt underwriting business of the Siebert Brandford Shank division of Siebert. The agreements with the Principals provide that profits will be shared 51% to the Principals and 49% to Siebert. Siebert invested $392,000 as its share of the members' capital of SBS. SBS commenced operations on July 1, 1998.

NOTE C - INVESTMENT IN AFFILIATE (CONTINUED)

Summarized financial data of SBS is as follows:

	2003	2002	2001
Total assets	$10,173,000	$8,944,000	$8,351,000
Total liabilities including subordinated liabilities of $1,200,000, $1,200,000 and $1,200,000	3,710,000	3,404,000	2,991,000
Total members' capital	6,463,000	5,541,000	5,360,000
Total revenue	14,628,000	13,190,000	13,968,000
Net income	3,878,000	3,616,000	4,755,000
Regulatory minimum net capital requirement	168,000	130,000	119,000

The amounts above are unconsolidated and recorded gross.

During each of 2003, 2002 and 2001 Siebert charged SBS $240,000 for rent and general and administrative services, which Siebert believes approximates the cost of furnishing such services.

Siebert's share of undistributed earnings from SBS amounts to $2,775,000 and $2,323,000 at December 31, 2003 and 2002, respectively. Such amounts may not be immediately available for distribution to Siebert for various reasons including the amount of SBS's available cash, the provisions of the agreement between Siebert and the principals and SBS's continued compliance with its regulatory net capital requirements.

NOTE D - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment and leasehold improvements consist of the following:

	December 31,	
	2003	2002
Equipment	$3,258,000	$3,562,000
Leasehold improvements	496,000	484,000
Furniture and fixtures	151,000	154,000
	3,905,000	4,200,000
Less accumulated depreciation and amortization	(2,042,000)	(1,584,000)
	$1,863,000	$2,616,000

Depreciation and amortization expense for the years ended December 31, 2003, 2002 and 2001 amounted to $672,000, $725,000 and $584,000, respectively.

NOTE E - INTANGIBLE ASSETS, NET

In several transactions during September and October of 2000, WFN acquired the stock of WFN Women's Financial Network, Inc. ("WFN") and HerDollar.com, Inc., respectively, companies in the development stage which had yet to commence principal operations, had no significant revenue and had assets consisting principally of websites, content and domain names, for aggregate consideration of $2,310,000 including costs. The transactions have been accounted for as purchases of assets consisting of domain name, website and content, and a non-compete agreement (the "Acquired Intangible Assets"). Related deferred tax assets attributable to meet operating loss carryforwards of the acquired companies and deferred tax liabilities attributable to the excess of the statement bases of the acquired companies and deferred tax liabilities attributable to the excess of the statement bases of the acquired assets over their tax bases have been reflected in the accompanying consolidated financial statements an adjustment to the carrying amount of such intangibles (see Note F).

During 2002, Siebert purchased certain retail discount brokerage accounts in two separate transactions for an aggregate cost of approximately $1,045,000.

In January 2003, Siebert acquired certain retail discount brokerage accounts from Your Discount Broker, Inc. ("YDB") for $1.1 million. These accounts were transferred to Siebert in March 2003.

Intangible assets consist of the following:

	December 31, 2003		December 31, 2002	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortizable assets:				
Website, content and non-compete	$2,350,000	$2,256,000	$2,350,000	$1,708,000
Retail brokerage accounts	2,195,000	692,000	1,045,000	135,000
	$4,545,000	$2,948,000	$3,395,000	$1,843,000
Unamortized intangible assets:				
Domain name/intellectual property	$750,000		$750,000	
Amortization expense		$1,106,000		$993,000

Estimated amortization expense is as follows:

Year Ending December 31,	
2004	$ 712,000
2005	433,000
2006	220,000
2007	220,000
2008	220,000
Thereafter	12,000
	$1,597,000

NOTE F - INCOME TAXES

Income tax provision (benefit) consists of the following:

	Year Ended December 31,		
	2003	2002	2001
Federal income tax provision (benefit):			
Current	$	$ (19,000)	$1,442,000
Deferred	(33,000)	(1,014,000)	(203,000)
	(33,000)	(1,033,000)	1,239,000
State and local tax provision (benefit):			
Current	44,000	(231,000)	710,000
Deferred	59,000	(321,000)	(100,000)
	103,000	(552,000)	610,000
Total tax provision (benefit):			
Current	44,000	(250,000)	2,152,000
Deferred	26,000	(1,335,000)	(303,000)
	$ 70,000	$(1,585,000)	$1,849,000

NOTE F - INCOME TAXES (CONTINUED)

A reconciliation between the income tax provision (benefit) and income taxes computed by applying the statutory Federal income tax rate to income (loss) before taxes is as follows:

	Year Ended December 31,		
	2003	2002	2001
Expected income tax provision (benefit) at statutory Federal tax rate	$66,000	$(1,094,000)	$1,475,000
State and local taxes, net of Federal tax effect	15,000	(241,000)	374,000
Other *	(11,000)	(250,000)	
Income tax expense (benefit)	$70,000	$(1,585,000)	$1,849,000

** Change in estimated state business allocation percentage*

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting purposes and the tax treatments of such amounts. The principal items giving rise to deferred tax assets (liabilities) are as follows:

	December 31,	
	2003	2002
Net operating losses	$724,000	$1,260,000
Acquired Intangible assets	(379,000)	(616,000)
Start-up costs		363,000
Furniture, equipment and leasehold improvements	(8,000)	(207,000)
Retail brokerage accounts	216,000	46,000
	$553,000	$ 846,000

Management believes that it is more likely than not that the deferred tax asset will be realized, and therefore no valuation allowance has been provided.

Net operating loss carryforwards of $1,722,000, which include net operating loss carryforwards of WFN of $1,140,000, expire through 2023. Utilization of the net operating loss carryforward relating to WFN is subject to annual limitations under Section 382 of the Internal Revenue Code. During 2002 and 2001, the Company realized a tax benefit of $61,000 and $26,000, respectively relating to utilization of WFN's net operating loss carryforwards.

In 2003 and 2001, the Company reduced current taxes payable by $15,000 and $14,000, respectively, resulting from the deductibility of the difference between the exercise price of nonqualifying stock options granted by the Company and the market value of the stock on the dates of exercise. The tax benefit was recorded as a credit to paid-in capital.

NOTE G - STOCKHOLDERS' EQUITY

Siebert is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. Siebert has elected to use the alternative method, permitted by the rule, which requires that Siebert maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. (The Net Capital Rule of the New York Stock Exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits.) At December 31, 2003 and 2002, Siebert had net capital of approximately $15,362,000 and $16,448,000, respectively, as compared with net capital requirements of $250,000. Siebert claims exemption from the reserve requirement under Section 15c3-3(k)(2)(ii).

The 1998 Restricted Stock Award Plan (the "Award Plan"), provides for awards of not more than 60,000 shares of the Company's common stock, subject to adjustments for stock splits, stock dividends and other changes in the Company's capitalization, to key employees, to be issued either immediately after the award or at a future date. As provided in the Award Plan and subject to restrictions, shares awarded may not be disposed of by the recipients for a period of one year from the date of the award. Cash dividends on shares awarded are held by the Company for the benefit of the recipients and are paid upon lapse of the restrictions. During 1998 and 1999, the Company awarded an aggregate of 41,400 shares, net of forfeitures of 8,050 shares, under the Award Plan. The shares which vest one year from the date of grant, were valued at market value on the date of grant and are being charged to expense over the vesting periods.

On May 15, 2000, the Board of Directors of the Company authorized a buy back of up to one million shares of common stock. Shares will be purchased from time to time in the open market and in private transactions. Through December 31, 2003, 761,903 shares were purchased at an average price of $4.63.

NOTE H - OPTIONS

The Company's 1997 Stock Option Plan, as amended, (the "Plan") authorizes the grant of options to purchase up to an aggregate of 4,200,000 shares, subject to adjustment in certain circumstances. Both non-qualified options and options intended to qualify as "Incentive Stock Options" under Section 422 of the Internal Revenue Code, as amended, may be granted under the Plan. A Stock Option Committee of the Board of Directors administers the Plan. The committee has the authority to determine when options are granted, the term during which an option may be exercised (provided no option has a term exceeding 10 years), the exercise price and the exercise period. The exercise price shall generally be not less than the fair market value on the date of grant. No option may be granted under the Plan after December 2007. Generally, employee options vest 20% per year for five years and expire ten years from the date of grant.

A summary of the Company's stock option transaction for the three years ended December 31, 2003 is presented below:

	2003		2002		2001	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding - beginning of the year	1,855,260	$ 4.39	799,820	$5.62	494,600	$3.93
Granted	50,000	$ 3.87	1,155,000	$4.16	350,000	$5.33
Forfeited	(86,580)	$11.02	(63,440)	$3.69	(23,920)	$3.57
Exercised	(15,750)	$ 2.31	(36,120)	$2.31	(20,860)	$2.31
Outstanding - end of year	1,802,930	$4.08	1,855,260	$4.39	799,820	$5.62
Exercisable at end of year	1,407,230	$3.98	575,660	$3.99	309,800	$3.32
Weighted average fair value of options granted		$3.09		$3.50		$3.99

NOTE H - OPTIONS (CONTINUED)

The following table summarizes information related to options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.00 - 2.31	15,000	8.8 Years	$2.12	3,000	$2.12
$2.32 - 2.69	351,930	3.9 Years	$2.38	326,930	$2.36
$2.70 - 5.33	1,428,500	8.1 Years	$4.45	1,071,300	$4.41
$5.34 - 32.50	7,500	5.9 Years	$17.81	6,000	$17.81
$0.00 - 32.50	1,802,930	7.3 Years	$4.08	1,407,230	$3.98

At December 31, 2003, approximately 2,046,080 shares of the Company's common stock have been reserved for future issuance under the Plan, the Award Plan and for options granted to directors.

NOTE I - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, Siebert enters into transactions in various financial instruments with off-balance sheet risk. This risk includes both market and credit risk, which may be in excess of the amounts recognized in the statement of financial condition.

Retail customer transactions are cleared through clearing brokers on a fully disclosed basis. In the event that customers are unable to fulfill their contractual obligations, the clearing broker may charge Siebert for any loss incurred in connection with the purchase or sale of securities at prevailing market prices to satisfy customers' obligations. Siebert regularly monitors the activity in its customer accounts for compliance with its margin requirements.

Siebert is exposed to the risk of loss on unsettled customer transactions in the event customers and other counterparties are unable to fulfill contractual obligations. Securities transactions entered into as of December 31, 2003 settled with no adverse effect on Siebert's financial condition.

NOTE J - COMMITMENTS AND CONTINGENT LIABILITIES

The Company rents office space under long-term operating leases expiring in various periods through 2009. These leases call for base rent plus escalations for taxes and operating expenses.

Future minimum base rental payments under these operating leases are as follows:

Year Ending December 31,	**Amount**
2004	$908,000
2005	644,000
2006	495,000
2007	39,000
2008	39,000
Thereafter	17,000
	$2,142,000

Rent expense, including escalations for operating costs, amounted to approximately $1,041,000, $844,000 and $905,000 for the years ended December 31, 2003, 2002 and 2001, respectively. Rent is being charged to expense over the entire lease term on a straight-line basis.

In addition to the Pershing LLC dispute discussed in Note B, Siebert is party to certain claims, suits and complaints arising in the ordinary course of business. In the opinion of management, all such claims, suits and complaints are without merit, or involve amounts which would not have a significant effect on the financial position or results of operations of the Company. The Company believes that adequate provisions have been made for such matters.

Siebert sponsors a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code that covers substantially all employees. Participant contributions to the plan are voluntary and are subject to certain limitations. Siebert may also make discretionary contributions to the plan. No contributions were made by Siebert in 2003, 2002 and 2001.

Siebert is party to a Secured Demand Note Collateral Agreement with SBS which obligates Siebert to lend SBS, on a subordinated basis, up to $1,200,000. Amounts that Siebert is obligated to lend under this arrangement are reported as "cash equivalents - restricted", currently in the amount of $1,300,000. This obligation is not included in the Company's statement of financial condition because it has not been drawn down upon by SBS.

NOTE K - FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts reflected in the consolidated statements of financial condition for cash, cash equivalents, receivable from broker, accounts payable and accrued liabilities approximate fair value due to the short term maturities of those instruments. Securities owned and securities sold, not yet purchased are carried at market value, in accordance with industry practice for broker-dealers in securities.

NOTE L - SUBSEQUENT EVENT

In February 2004, Siebert agreed to acquire certain retail brokerage accounts from Wall Street Discount Corp. These accounts will be transferred to Siebert in the second quarter of 2004.

NOTE L - SUMMARIZED QUARTERLY FINANCIAL DATA (UNAUDITED)

	2003				2002			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenue	$5,606,000	$6,611,000	$6,008,000	$6,471,000	$6,221,000	$6,371,000	$5,697,000	$5,815,000
Net income (loss)	$(296,000)	$246,000	$115,000	$58,000	$255,000	$(868,000)	$(726,000)	$(294,000)
Earnings per share:								
Basic	$(0.01)	$0.01	$0.01	$--	$0.01	$(0.04)	$(0.03)	$(0.01)
Diluted	$(0.01)	$0.01	$0.01	$--	$0.01	$(0.04)	$(0.03)	$(0.01)

INDEPENDENT AUDITORS' REPORT

Board of Managers
Siebert, Brandford, Shank & Co., L.L.C.
New York, New York

We have audited the accompanying statements of financial condition of Siebert, Brandford, Shank & Co., L.L.C. as of December 31, 2003 and 2002 and the related statements of operations, changes in members' capital, and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements enumerated above present fairly, in all material respects, the financial position of Siebert, Brandford, Shank & Co., L.L.C. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
February 3, 2004

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

STATEMENTS OF FINANCIAL CONDITION

	December 31,	
	2003	2002
Assets		
Cash and cash equivalents	$ 8,157,676	$6,173,694
Securities owned, at market value	15,287	778,876
Accounts receivable	388,190	544,022
Receivable from broker	7,044	
Secured demand note	1,200,000	1,200,000
Furniture, equipment and leasehold improvements, net	128,850	91,578
Other assets	275,740	156,164
	$10,172,787	$8,944,334
Liabilities And Members' Capital		
Liabilities:		
Payable to broker-dealer		$246,044
Payable to member	39,736	32,972
Accounts payable and accrued expenses	2,470,215	1,924,745
	2,509,951	2,203,761
Subordinated debt	1,200,000	1,200,000
Members' capital	6,462,836	5,540,573
	$10,172,787	$8,944,334

See Notes to Financial Statements

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

STATEMENTS OF OPERATIONS

	Year Ended December 31,		
	2003	2002	2001
Revenues:			
Investment banking	$14,254,693	$12,809,840	$13,552,953
Trading profits	312,657	288,834	210,402
Interest and other	60,793	91,308	204,167
	14,628,143	13,189,982	13,967,522
Expenses:			
Employee compensation and benefits	7,452,723	6,563,459	6,611,201
Clearing fees	31,847	38,349	45,343
Communications	243,327	189,414	205,287
Occupancy	504,524	440,804	433,491
Professional fees	641,219	398,746	319,331
Interest	120,000	120,000	153,315
General and administrative	1,756,607	1,823,022	1,445,015
	10,750,247	9,573,794	9,212,983
Net Income (Loss)	$3,877,896	$3,616,188	$4,754,539

See Notes to Financial Statements

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.
STATEMENTS OF CHANGES IN MEMBERS' CAPITAL

Balance - January 1, 2001	$ 605,386
Net income	4,754,539
Balance - December 31, 2001	5,359,925
Distributions to member	(3,435,540)
Net income	3,616,188
Balance - December 31, 2002	5,540,573
Distributions to members	(2,955,633)
Net income	3,877,896
Balance - December 31, 2003	$6,462,836

See Notes to Financial Statements

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2003	2002	2001
Cash Flows From Operating Activities:			
Net income	$3,877,896	$3,616,188	$4,754,539
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	52,078	45,737	51,892
Changes in:			
Securities owned, at market value	763,589	1,286,841	(2,065,717)
Accounts receivable	155,832	1,170,585	(1,291,449)
Receivable from broker-dealers	(7,044)	0	0
Other assets	(119,577)	(32,727)	(608,423)
Receivable from/payable to member	6,764	(43,378)	11,118
Accounts payable and accrued expenses	545,470	216,580	785,809
Payable to broker-dealer	(246,044)	239,140	6,904
Net cash provided by operating activities	5,028,964	6,498,966	1,644,673
Cash Flows From Investing Activities:			
Purchase of property and equipment	(89,349)	(49,531)	(63,167)
Cash Flows From Financing Activities:			
Borrowings of subordinated loans			*4,000,000*
Repayments of subordinated loans			*(4,000,000)*
Distributions to members	(2,955,633)	(3,435,540)	0
Net cash used in financing activities	(2,955,633)	(3,435,540)	0
Net Increase (Decrease) In Cash and Cash Equivalents	1,983,982	3,013,895	1,581,506
Cash and cash equivalents - beginning of year	6,173,694	3,159,799	1,578,293
Cash and Cash Equivalents - End Of Year	$8,157,676	$6,173,694	$3,159,799
Supplemental Disclosures Of Cash Flow Information:			
Taxes paid	$117,000	$235,297	$34,672
Interest paid	$120,000	$120,000	$153,315

See Notes to Financial Statements

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Organization and Basis Of Presentation:

Siebert, Brandford, Shank & Co., L.L.C. ("SBS" or the "Company") was formed on March 10, 1997 to engage in the business of tax-exempt underwriting and related trading activities. The Company qualifies as a Minority and Women's Business Enterprise in certain states.

The Company was formed to succeed the tax-exempt underwriting activities business of the Siebert, Brandford, Shank Division of Muriel Siebert & Co., Inc. ("Siebert"), and commenced operations on July 1, 1998. Two individuals (the "Principals") and Siebert are the equity members of the Company. The business arrangement provides that profits will be shared 51% to the Principals and 49% to Siebert.

[2] Securities Transactions:

Securities transactions, commissions, revenues and expenses are recorded on a trade date basis. Securities owned are valued at market value.

Dividends are recorded on the ex-dividend date, and interest income is recognized on an accrual basis.

[3] Investment Banking:

Investment banking revenues include gains and fees, net of syndicate expenses, arising primarily from municipal bond offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

[4] Furniture, Equipment And Leasehold Improvements, Net:

Furniture and equipment is stated at cost and depreciation is calculated using the straight-line method over the lives of the assets, generally five years. Leasehold improvements are amortized over the period of the lease.

[5] Cash Equivalents:

For purposes of reporting cash flows, cash equivalents include money market funds.

[6] Use Of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[7] Income Taxes:

The Company is not subject to federal income taxes. Instead, the members are required to include in their income tax returns their respective share of the Company's income. The Company is subject to tax in certain state and local jurisdictions.

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

NOTE B - SUBORDINATED BORROWINGS AND SECURED DEMAND NOTE RECEIVABLE

The subordinated debt at December 31, 2003 and 2002 consist of a Secured Demand Note Collateral Agreement, as amended, payable to Siebert, in the amount of $1,200,000, bearing interest at 10% and due August 31, 2005. Interest expense paid to Siebert for each of 2003, 2002 and 2001 amounts to $120,000.

The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's (the "SEC") Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

The secured demand note receivable of $1,200,000 is collateralized by cash equivalents of Siebert of approximately $1,300,000 at December 31, 2003. Interest earned on the collateral amounted to approximately $18,000, $31,000 and $69,000 in 2003, 2002 and 2001, respectively.

NOTE C - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

	December 31,	
	2003	2002
Equipment	$267,448	$217,422
Furniture and fixtures	82,020	42,690
Leasehold improvements		56,851
	349,468	316,963
Less accumulated depreciation and amortization	(220,618)	(225,385)
	$128,850	$ 91,578

NOTE D - NET CAPITAL

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003 and 2002, the Company had net capital of $7,083,000 and $6,288,000, respectively, which was $6,915,000 and $6,158,000, respectively, in excess of its required net capital, and its ratio of aggregate indebtedness to net capital was .35 to 1 and .31 to 1, respectively. The Company claims exemption from the reserve requirements under Section 15c-3-3(k)(2)(ii).

NOTE E - COMMITMENTS AND CONTINGENCY

The Company rents office space under long-term operating leases expiring through 2005. These leases call for base rent plus escalations for taxes and operating expenses. Future minimum base rent under these operating leases are as follows:

Year	Amount
2004	$ 275,000
2005	210,000
2006	120,000
2007	120,000
2008	129,000
Thereafter	561,000
	$1,415,000

Rent expense including taxes and operating expenses for 2003, 2002 and 2001 amounted to $504,524, $440,804 and $433,491, respectively.

NOTE F - OTHER

During each of 2003, 2002 and 2001, the Company was charged $240,000 by Siebert for rent and general and administrative services.

NOTE G - SUBSEQUENT EVENT (UNAUDITED)

Subsequent to December 31, 2003, the Company distributed $800,000 to its members.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEBERT FINANCIAL CORP.

By: /s/ Muriel F. Siebert
Muriel F. Siebert
Chair and President

Date: March 30, 2004

In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Muriel F. Siebert Muriel F. Siebert	Chair, President and Director (principal executive officer)	March 30, 2004
/s/ Nicholas P. Dermigny Nicholas P. Dermigny	Executive Vice President, Chief Operating Officer and Director	March 30, 2004
/s/ Joseph M. Ramos, Jr. Joseph M. Ramos, Jr.	Chief Financial Officer and Assistant Secretary (principal financial and accounting officer)	March 30, 2004
/s/ Patricia L. Francy Patricia L. Francy	Director	March 30, 2004
/s/ Leonard M. Leiman Leonard M. Leiman	Director	March 30, 2004
/s/ Jane H. Macon Jane H. Macon	Director	March 30, 2004
/s/ Robert P. Mazzarella Robert P. Mazzarella	Director	March 30, 2004
/s/ Nancy S. Peterson Nancy S. Peterson	Director	March 30, 2004

This page intentionally left blank.

EXHIBIT INDEX

Exhibit No.	Description Of Document
2.1	Plan and Agreement of Merger between J. Michaels, Inc. ("JMI") and Muriel Siebert Capital Markets Group, Inc. ("MSCMG"), dated as of April 24, 1996 ("Merger Agreement") (incorporated by reference to Siebert Financial Corp.'s Form 10-K for the fiscal year ended December 31, 1996)
2.2	Amendment No. 1 to Merger Agreement, dated as of June 28, 1996 (incorporated by reference to Siebert Financial Corp.'s Form 10-K for the fiscal year ended December 31, 1996)
2.3	Amendment No. 2 to Merger Agreement, dated as of September 30, 1996 (incorporated by reference to Siebert Financial Corp.'s Form 10-K for the fiscal year ended December 31, 1996)
2.4	Amendment No. 3 to Merger Agreement, dated as of November 7, 1996 (incorporated by reference to Siebert Financial Corp.'s Form 10-K for the fiscal year ended December 31, 1996)
3.1	Certificate of Incorporation of Siebert Financial Corp., formerly known as J. Michaels, Inc. originally filed on April 9, 1934, as amended and restated to date (incorporated by reference to Siebert Financial Corp.'s Form 10-K for the fiscal year ended December 31, 1997)
3.2	By-laws of Siebert Financial Corp. (incorporated by reference to Siebert Financial Corp.'s Registration Statement on Form S-1 (File No. 333-49843) filed with the Securities and Exchange Commission on April 10, 199810.1Siebert Financial Corp. 1998 Restricted Stock Award Plan (incorporated by reference to Siebert Financial Corp.'s Form 10-K for the fiscal year ended December 31, 1997)
10.1	Siebert Financial Corp. 1998 Restricted Stock Award Plan (incorporated by reference to Siebert Financial Corp.'s Form 10-K for the fiscal year ended December 31, 1997)
10.2	10(a) Siebert Financial Corp. 1997 Stock Option Plan (incorporated by reference to Siebert Financial Corp.'s Form 10-K for the fiscal year ended December 31, 1996)
10.4	LLC Operating Agreement, among Siebert, Brandford, Shank & Co., LLC, Muriel Siebert & Co., Inc., Napoleon Brandford III and Suzanne F. Shank, dated as of March 10, 1997 (incorporated by reference to Siebert Financial Corp.'s Form 10-K for the fiscal year ended December 31, 1996)
10.5	Services Agreement, between Siebert, Brandford, Shank & Co., LLC and Muriel Siebert & Co., Inc., dated as of March 10, 1997 (incorporated by reference to Siebert Financial Corp.'s Form10-K for the fiscal year ended December 31, 1996)
10.6	Siebert Financial Corp. 1998 Restricted Stock Award Plan (incorporated by reference to Siebert Financial Corp.'s Form 10-K for the fiscal year ended December 31, 1997)
10.7	Stock Option Agreement, dated March 11, 1997, between the Company and Patricia L. Francy (incorporated by reference to Siebert Financial Corp.'s Registration Statement on Form S-8 (File No. 333-72939) filed with the Securities and Exchange Commission on February 25, 1999)

EXHIBIT INDEX

Exhibit No.	Description Of Document
10.8	Stock Option Agreement, dated March 11, 1997, between the Company and Jane H. Macon (incorporated by reference to Siebert Financial Corp.'s Registration Statement on Form S-8 (File No. 333-72939) filed with the Securities and Exchange Commission on February 25, 1999)
10.9	Stock Option Agreement, dated March 11, 1997, between the Company and Monte E. Wetzler (incorporated by reference to Siebert Financial Corp.'s Registration Statement on Form S-8 (File No. 333-72939) filed with the Securities and Exchange Commission on February 25, 1999)
10.10	Employment Agreement, dated as of April 9, 1999, between the Company and Daniel Jacobson (incorporated by reference to Siebert Financial Corp.'s Form 10-Q for the quarter ended September 30, 1999)
10.11	Strategic Alliance Agreement, dated as of April 29, 2002, by and between Intuit Inc, Muriel Siebert & Co., Inc. and Investment Solutions, Inc. (incorporated by reference to Siebert Financial Corp.'s Form 10-Q for the quarter ended June 30, 2002.)
10.12	Fully Disclosed Clearing Agreement, dated April 30, 2002, by and between the Pershing Division of Donaldson, Lufkin and Jenrette Securities Corporation and Muriel Siebert & Co., Inc. (incorporated by reference to Siebert Financial Corp.'s Form 10-Q for the quarter ended June 30, 2002.)
21	Subsidiaries of the registrant (incorporated by reference to Siebert Financial Corp.'s Annual Report on Form 10-K for the year ended December 31, 2001)
23	Consent of Independent Auditors
31.1	Certification of Muriel F. Siebert pursuant to Securities Exchange Act Rules 13a-14 and 15d-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Joseph M. Ramos, Jr. pursuant to Securities Exchange Act Rules 13a-14 and 15d-14, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Muriel F. Siebert of Periodical Financial Report under Section 906 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Joseph M. Ramos, Jr. of Periodical Financial Report under Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 31.1

CERTIFICATION
PURSUANT TO EXCHANGE ACT RULES 13A-14 AND 15D-14, AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Muriel F. Siebert, certify that:

1. I have reviewed this annual report on Form 10-K of Siebert Financial Corp.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

    b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    c) Disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Muriel F. Siebert Date: March 30, 2004

Name: Muriel F. Siebert

Title: Chair and President
(principal executive officer)

Exhibit 31.2

CERTIFICATION
PURSUANT TO EXCHANGE ACT RULES 13A-14 AND 15D-14,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Joseph M. Ramos, Jr., certify that:

1. I have reviewed this annual report on Form 10-K of Siebert Financial Corp.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c) Disclosed in this annual report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Joseph M. Ramos, Jr. — Date: March 30, 2004

Joseph M. Ramos, Jr.
Chief Financial Officer
(principal financial and accounting officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Siebert Financial Corp. (the "Company") on Form 10-K for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Muriel F. Siebert, in my capacity as Chair and President of the Company, hereby certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) the Report filed by the Company with the Securities and Exchange Commission fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company for the period covered by the Report.

/s/ Muriel F. Siebert
Muriel F. Siebert
Chair and President

Dated: March 30, 2004

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Siebert Financial Corp. and will be retained by Siebert Financial Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Siebert Financial Corp. (the "Company") on Form 10-K for the year ended December 31, 2003, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Joseph M. Ramos, Jr., in my capacity as Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) the Report filed by the Company with the Securities and Exchange Commission fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company for the period covered by the Report.

/s/ Joseph M. Ramos, Jr. Date: March 30, 2004
Joseph M. Ramos, Jr.
Chief Financial Officer

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Siebert Financial Corp. and will be retained by Siebert Financial Corp. and furnished to the Securities and Exchange Commission or its staff upon request.

Siebert Shareholder Discount Program

Receive a 10% commission discount on all trades, plus two free trades!

We are pleased to continue the Siebert Shareholder Discount Program. All registered holders of at least 100 shares of Siebert Financial Corp. stock are entitled to receive a 10% commission discount on all trades as well as two free trades in their Muriel Siebert & Co., Inc., brokerage account.* To apply or receive additional information, please contact James Burzynski, the Manager of our New Accounts Department at 800-872-0711 and identify yourself as a Shareholder. The New Accounts Department is open from 7:30am to 7:30pm ET, Monday-Friday.

Accounts receive total net equity including 100% of your money market funds at no cost to you. Securities in your account are protected by the Securities Investor Protection Corporation ("SIPC") up to $500,000 (including cash claims limited to $100,000). Our clearing firm, National Financial Services LLC, a Fidelity Investments company, has arranged for additional insurance protection for cash and securities to supplement its SIPC coverage. This additional protection covers total account net equity. **

* Maximum credit $100 per trade. Certain restrictions apply. Please call for details.

** Neither SIPC nor excess coverage protects against a decline in the maket value of securities.

Commission Schedule

To meet your individual investing needs, Siebert offers a tiered commission schedule for broker-assisted trades with Share Rates for investors whose typical trades are over $8,000 or 300 shares, and Value Rates for those whose trades are generally smaller. Internet equity trades are $14.95 each, market or limit, up to 1,000 shares and 1.5 cents for each additional share over 1,000.

Share Rate schedule.

- 3 cents per share to buy or sell any exchange-listed stock of any price, with an overriding minimum of $75 per trade.
- 2 cents per share to buy or sell any over-the-counter stock of any price, with an overriding minimum of $60 per trade.

Value Rate schedule.

- Value Rates shown in the chart apply when greater than the following minimums or less than the following maximums. Otherwise, minimum and maximum rates apply.
- Minimum fee per share is $.057 per share on the first 1,000 shares, plus $.028 per share thereafter. Maximum fee per share is $0.45 per share on the first 100 shares, plus $0.47 per share thereafter.
- The commission for stocks and warrants priced below $1 is the greater of either 5% of the principal amount of the transaction or a penny and a half per share, with an overriding minimum of $37.50 per trade.

Value Rates (Minimum $37.50 per trade)

Transaction Size	Commission Rate
$0-2,500	$21 + 1.32% of Principal
$2,501-6,000	$36 + .42% of Principal
$6,001-22,000	$56 + .23% of Principal
$22,001-50,000	$73 + .16% of Principal
$50,001-500,000	$114 + .08% of Principal
$500,001+	$194 + .06% of Principal

Option commission schedule. Siebert offers the following discounted commission schedule for investors who make their own decisions when purchasing or selling listed equity or index options. The commission is based upon both the number of contracts in the individual trade and the option trading price.

Option trading below $1. Our commission charge for options priced below $1 is just $2 per contract, subject to a minimum charge of $34 per order.

Negotiable rates. We will be pleased to negotiate a special rate for option investors who regularly trade 20 or more contracts. If you have an active or large account and you wish to negotiate a special rate schedule for option trading, please call our New Accounts Department for assistance at 1-800-872-0711.

Corporate bond commission schedule. This schedule is for agency transactions only and is subject to an overriding minimum commission charge of $35 for listed corporate bonds.

- Up to 49 bonds - $3.50 per bond
- *From 50-99 bonds - $3.00 per bond
- 100 bonds or more - $2.50 per bond

ALL OPTION TRANSACTIONS ARE SUBJECT TO AN OVERRIDING MINIMUM COMMISSION CHARGE OF $34.

OPTION PRICE / NO. OF OPTIONS	$1	$2	$3	$4	$5	$6	$7	$8	$9	$10 & OVER
1	$34	$34	$34	$34	$34	$34	$34	$34	$34	$34
2	34	34	34	34	34	34	35	36	37	38
3	34	34	34	34	36	37	40	42	43	45
4	34	34	35	37	39	42	46	48	52	55
5	34	34	38	42	45	47	52	58	62	65
6	34	38	43	50	53	58	63	68	73	75
7	35	42	49	55	60	64	68	75	80	85
8	37	46	53	57	65	70	78	82	85	88
9	40	50	57	60	70	77	84	86	88	90
10	43	54	60	65	75	82	88	92	95	98
15	48	58	65	75	90	99	107	113	120	127
20	53	65	77	90	105	120	130	140	150	160
25	60	73	84	100	115	130	145	165	180	195
30	70	85	100	115	130	150	170	190	210	230
35	85	95	105	125	145	165	190	215	240	265
40	95	105	110	135	160	185	215	245	275	300
45	105	115	120	145	170	200	230	260	295	335
50	115	125	130	155	180	220	260	300	335	370

* We individually negotiate commissions on any trade of 50 bonds or more.

Compare Siebert to Other Leading Brokers!

	SIEBERT	Schwab	Quick & Reilly	TD Waterhouse	E*Trade
Online equity limit order	$14.95[1]	$32.95[2]	$23.95[3]	$20.95[4]	$22.99[5]
Broker-assisted equity order[6]	$37.50	$57.95	$62.50/$79	$48	$67.99
In ***SmartMoney's*** top 3 discount brokers for past 6 years	YES	No	No	No	No
In ***Kiplinger's*** top 3 online brokers in most recent 4 surveys	YES	No	No	No	No
In ***Barron's*** 4-star online brokers for past 3 years	YES	No	No	No	No
Account protection to your total net equity	YES[7]	No	No	No	No
Surcharge-free and direct access to local branches	YES	No[8]	No[9]	No[8]	No
Quarterly inactivity fee	None	$45/$30[10]	$25	$25	$25
Minimum balance to avoid inactivity fee	None	$50,000	$25,000	$25,000	$5,000
Minimum activity to avoid inactivity fee	None	8 trades in 12 months	$25 per quarter in commissions[11]	2 trades in 6 months	2 trades in 6 months
Transfer & ship fee	None	$50	$15	$25	$40
Reorganization fee	None	$39/$75[12]	$25	$25	$30/$50[13]

Comparisons based on survey 5/04. Different brokers offer different services. Siebert was ranked in the top three brokers in the 1998-2003 *SmartMoney* Discount Broker surveys and the 1999-2002 *Kiplinger's* Online Broker surveys. Siebert ranked #1 in 2002, *Kiplinger's* most recent survey. SiebertNet was ranked one of *Barron's* four star brokers for three consecutive years in *Barron's* 2002-2004 Online Broker Surveys. *SmartMoney* is the Wall Street Journal Magazine of Personal Business, a joint publication of the Hearst Corp. and Dow Jones & Co., Inc. *Kiplinger's* is published by Kiplinger Washington Editors, Inc. *Barron's* is published by Dow Jones & Co., Inc. [1] Online orders are $14.95 for up to 1,000 shares; 1.5 cents per share for each additional share. [2] For trades of up to 1,000 shares (larger trades are 3 cents per share for entire order) in accounts with 1-30 equity or option trades per quarter, including $3 order handling fee. [3] For trades in aggregated accounts with less than $50,000 in average balances. [4] For trades of up to 2,500 shares (larger trades are one cent per share for entire order) in accounts trading less than 18 times (stock, options, bonds and mutual funds) and having under $250,000 in assets per quarter, including $3 fee for limit, stop and stop limit orders that is waived by individual account after 10 qualifying equity or option trades per month. [5] For trades up to 5,000 shares (for larger trades of listed securities, add one cent per share to entire order) in accounts trading 1-8 times per quarter, including $3 per trade order handling fee and not including any applicable ECN fees. [6] For Siebert, minimum overriding commission. For Schwab, minimum overriding commission including $3 order handling fee. For Quick and Reilly, minimum overriding commission for trades in aggregated accounts with less than $50,000 in average balances; $79 per trade (listed stocks over $2) for service at local branches. For Waterhouse, minimum overriding commission including $3 fee for limit, stop and stop limit orders that is waived by individual account after 10 qualifying equity or option trades per month. For E*Trade, minimum overriding commission for accounts trading 1-8 times per quarter, including $3 order handling fee. [7] Siebert accounts are protected to the total net equity including 100% of your money market funds at no cost to you. Securities in your account are protected by the Securities Investor Protection Corporation ("SIPC") up to $500,000 (including cash claims limited to $100,000). Our clearing firm National Financial Services LLC, a Fidelity Investments company, has arranged for additional insurance protection for cash and securities to supplement its SIPC coverage. This additional protection covers total account net equity. Neither SIPC nor excess coverage protects against a decline in the market value of securities. [8] Local branch numbers available upon request only. [9] $79 per trade minimum (listed stocks over $2) for service at local branches. [10] $45 fee for under $10,000; $30 fee for $10,000-$49,999. [11] Or $25 in gross credits; or $100 in commissions or gross credits in last four quarters. [12] $39 for voluntary; $75 for post effective. [13] $30 for voluntary; $50 for physical.

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OFFICERS

Muriel F. Siebert
Chairwoman & President

Nicholas P. Dermigny
Executive Vice President
Chief Operating Officer

Ameen Esmail
Executive Vice President
Director of Business Development

Joseph M. Ramos, Jr.
Executive Vice President
Chief Financial Officer

Jeanne M. Rosendale
Executive Vice President
General Counsel and Chief Compliance Officer

Daniel Iesu
Secretary

DIRECTORS

Muriel F. Siebert
Chairwoman & President

Nicholas P. Dermigny
Executive Vice President
Chief Operating Officer

Patricia L. Francy
Treasurer and Controller (Retired)
& Special Advisor for Alumni Relations

Leonard M. Leiman
Counsel
Fulbright & Jaworski L.L.P.

Jane H. Macon, Esq.
Partner
Fulbright & Jaworski L.L.P.

Robert P. Mazzarella
Retired President
Fidelity Investment Brokerage Services, LLC

Nancy S. Peterson
President & Chief Executive Officer
Peterson Tool Company, Inc.

Transfer Agent
American Stock Transfer & Trust Company

Independent Auditor
Eisner LLP

Offices In:

Beverly Hills
693 Wilshire Boulevard, Beverly Hills, CA 90212
Telephone: 800.995.7880 Fax: 310.788.7888

Boca Raton
00 North Federal Highway, Suite 152, Boca Raton, FL 33431
Telephone: 800.728.3352 Fax: 561.368.9750

Jersey City
Pavonia Avenue, Jersey City, NJ 07310
Telephone: 800.872.0711 Fax: 201.239.5741

New York Headquarters
85 Third Avenue, 17th Floor, New York, NY 10022
Telephone: 877.327.8379 Fax: 212.486.2784

Naples
00 Fifth Avenue South, Suite 100, Naples, FL 34102
Telephone: 800.293.3891 Fax: 239.435.9788

Palm Beach
0A South County Road, Palm Beach, FL 33480
Telephone: 800.909.4503 Fax: 561.802.4444

Surfside
569 Harding Avenue, Surfside, FL 33154
Telephone: 800.773.2980 Fax: 305.868.5670

Women's Financial Network at Siebert
85 Third Avenue, 17th Floor, New York, NY 10022
Telephone: 877.936.4968 Fax: 212.486.2784

Siebert Brandford Shank & Co., L.L.C. offices located in:
Anchorage • Chicago • Dallas • Detroit • Houston • Los Angeles
Miami • New York • Oakland • San Antonio • Seattle • Washington D.C.

www.siebertnet.com

SIEBERT

MURIEL SIEBERT & CO., INC.

Member NYSE/NASD/SIPC • Established 1967 • NASDAQ symbol SIEB